As Filed with the Securities and Exchange Commission on July 23, 1997

                                           Registration No. 333-__________




                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549



                                     FORM S-2
                               REGISTRATION STATEMENT
                                        UNDER
                             THE SECURITIES ACT OF 1933



                                DETECTION SYSTEMS, INC.
               (Exact name of Registrant as Specified in its Charter)

                       New York                           16-0958589
             (State or Other Jurisdiction               (I.R.S. Employer
            of Incorporation or Organization)          Identification No.)

                                130 Perinton Parkway
                              Fairport, New York 14450
                                    716-223-4060
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Office)

                           Frank J.  Ryan, Vice President
                   130 Perinton Parkway, Fairport, New York 14450
                                    716-223-4060
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

                          Copies of all communications to:

                 Justin P. Doyle, Esq.               R. Alan Higbee, Esq.
                  Roger W. Byrd, Esq.                David M. Doney, Esq.
          Nixon, Hargrave, Devans & Doyle LLP    Fowler, White, Gillen, Boggs,
              Clinton Square, Suite 1300           Villareal and Banker, P.A.
               Rochester, New York  14604            501 East Kennedy Blvd.,
                                                           Suite  1700
                                                      Tampa, Florida  33602



          Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box./ /

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ / _____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. <square>
                          CALCULATION OF REGISTRATION FEE:

                                                      Proposed
                                       Proposed        Maximum
                                        Maximum       Aggregate   Amount of
Title of Shares to     Amount to     Offering Price   Offering   Registration
  be Registered      be Registered      Per Share       Price        Fee

Common Stock,
  par value $.05      1,495,000(1)     $18.875(2)   $28,218,125(2)  $8,551

(1) Includes 195,000 shares of Common Stock which may be sold by the Company to cover over-allotments.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.

                       --------------------------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                    SUBJECT TO COMPLETION DATED JULY 23, 1997


                                1,300,000 SHARES

[DSI LOGO]                  DETECTION SYSTEMS, INC.          [RADIONICS LOGO]
                               COMMON STOCK



        OF THE 1,300,000 SHARES OF COMMON STOCK OFFERED HEREBY, 1,072,000 SHARES ARE BEING ISSUED AND SOLD BY DETECTION SYSTEMS, INC. (THE "COMPANY") AND 228,000 SHARES ARE BEING SOLD BY CERTAIN SHAREHOLDERS OF THE COMPANY (THE "SELLING SHAREHOLDERS"). THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF COMMON STOCK BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS."

        THE COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "DETC." ON JULY 21, 1997, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK WAS $18.875 PER SHARE.



              SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF
             CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE
                                      INVESTORS.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                Price        Underwriting         Proceeds       Proceeds to
                  to         Discounts and           to           Selling
                Public       Commissions(1)       Company(2)    Shareholders
[S]        [C]               [C]                [C]             [C]
Per Share     $_________        $_________        $_________      $_________
Total (3)   $_____________    $_____________    $_____________  $_____________

(1)The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)Before deducting expenses estimated to be $250,000, which are payable by the Company.

(3)The Company has granted the Underwriters a 30-day option to purchase up to 195,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_____________, $_____________ and $_____________, respectively. See "Underwriting."



        THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THEM, AND SUBJECT TO CERTAIN OTHER CONDITIONS INCLUDING THE RIGHT OF THE UNDERWRITERS TO WITHDRAW, CANCEL, MODIFY OR REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT
, 1997, AT THE OFFICES OF RAYMOND JAMES & ASSOCIATES, INC., ST. PETERSBURG, FLORIDA.


RAYMOND JAMES & ASSOCIATES, INC.         NEEDHAM & COMPANY, INC.

                     The date of this Prospectus is                 , 1997

******************************************************************************
*Information contained herein is subject to completion or amendment. A * *registration statement relating to these securities has been filed with the * *Securities and Exchange Commission. These securities may not be sold nor * *may offers to buy be accepted prior to the time the Registration Statement * *becomes effective. This Prospectus shall not constitute an offer to sell * *or the solicitation of an offer to buy nor shall there be any sale of these * *securities in any state in which such offer, solicitation or sale would be * *unlawful prior to registration or qualification under the securities laws of*
*any such state.                                                             *
******************************************************************************





                                    INSIDE FRONT COVER




   [Photograph of Security System Components]





Samples of the Company's Security System Products

                                      [Photograph of Fire System Components]



                                  Samples of the Company's Fire System Products


[Photograph of Access Control System Components]




Samples of the Company's Access Control System Products


                                             [Photograph of CCTV Components]




                                        Samples of the Company's CCTV Products








DETECTION SYSTEMS, DA SYSTEMS, DS VISION, EASIKEY, RADIONICS, READYKEY, SAFECOM, TRISENSE, TRITECH AND SECURITY ESCORT ARE TRADEMARKS OF THE COMPANY.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS
THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                                PROSPECTUS SUMMARY

   THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO (THE "CONSOLIDATED FINANCIAL STATEMENTS"), APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION SET FORTH HEREIN ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, REFLECTS A THREE-FOR-TWO STOCK SPLIT IN THE FORM OF A STOCK DIVIDEND DISTRIBUTED ON DECEMBER 17, 1996, AND ASSUMES THAT 221,738 SHARES OF COMMON STOCK OWNED BY NUMEREX CORP. ARE REPURCHASED SIMULTANEOUSLY WITH THE CLOSING OF THE OFFERING. AS USED HEREIN, THE "COMPANY" MEANS DETECTION SYSTEMS, INC. AND ITS SUBSIDIARIES, EXCEPT WHERE THE CONTEXT INDICATES OTHERWISE, AND A "FISCAL YEAR" MEANS THE TWELVE-MONTH PERIOD ENDING ON MARCH 31ST OF THE SPECIFIED YEAR.

                                    THE COMPANY

   The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and closed circuit television ("CCTV") applications, offering products primarily for the commercial and mid- to high-end residential portions of the market. From its founding in 1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product offerings, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market reach and to increase its net sales from $34.3 million in fiscal 1995 to $101.3 million in fiscal 1997. Excluding amounts attributable to acquisitions, the Company's net sales grew by approximately 22.5% in fiscal 1997.

   The Company manufactures system components for sale to installation companies, distributors and other equipment manufacturers either as individual components or, increasingly, bundled with other compatible components to form an integrated system for a specific customer's application. The Company is not engaged in the installation or monitoring aspects of the industry. The Company's primary customers are: (i) national and regional installation companies such as ADT, Ameritech, Checkpoint, Holmes Protection, Honeywell, Simplex, Wells Fargo and Westar; (ii) national distributors such as ADI in the U.S., Efsec in Sweden, Glastrak in the Netherlands and Rimi in Russia; (iii) original equipment manufacturers ("OEMs") such as Pittway and ITI Technologies that integrate the Company's components into their finished products, and
(iv) certain large commercial customers such as Pepsico and agencies of the federal government.

   The Company presently offers products in all four of the principal categories of the electronic protection equipment market: security, fire, access control and CCTV. According to industry statistics, combined U.S. wholesale equipment sales for these four categories were estimated at $5.3 billion in 1996. The Company believes international markets of significant size also exist for each of these four categories. There are several factors driving the growth of the private security industry. The perception by Americans that crime is a significant problem has continued to grow as evidenced by the focus on crime in political campaigns and in the media. Insurance companies often provide incentives to businesses for installing electronic security systems or require such systems as a condition of insurance coverage. An electronic fire system is required in commercial facilities in many localities in order to comply with municipal fire codes. There has been a trend for large commercial customers to centralize their security function at the corporate level instead of managing security on an ad hoc site-basis. This has often resulted in greater attention and resources for security solutions. The growth in telecommuting and in-home offices has created incremental demand for residential security products by bringing expensive office equipment into the home. Market penetration has also been driven by the increased affordability of systems, as advances in technology and reduced manufacturing costs have increasingly brought high quality systems into price ranges attractive to residential and small commercial customers. In addition to new systems, there is ongoing system replacement in the commercial and mid- to high-end residential markets, creating significant retrofit opportunities. The Company estimates that customers in these markets typically upgrade or replace their systems every seven to ten years.

   The scale and product scope of the Company has increased significantly due to recent acquisitions, particularly the February 1996 acquisition of Radionics, Inc. ("Radionics"). Based in Salinas, California, Radionics had net sales of $45.1 million for the year ended December 31, 1995 and was a leading provider of control panels and related equipment to the Company's industry. Subsequent to the Radionics acquisition, the Company has completed four additional acquisitions: (i) the purchase in July 1996 of certain assets of Senses International, Inc. ("Senses") which had annual net sales of approximately $2.0 million, (ii) the purchase in May 1997 of Digital Audio Limited ("DA Systems") which had annual net sales of approximately $10.8 million, (iii) the purchase in June 1997 of Seri<e'>e, S.A. ("Seri<e'>e") which had annual net sales of approximately $6.3 million, and (iv) the purchase in June 1997 of Radio-Active Systems N.V. ("RAS") which had annual net sales of approximately $9.9 million. These acquisitions have served both to broaden the Company's product lines and increase its international presence.

   The Company's goal is to be an international leader in the design, manufacture and marketing of equipment for the electronic protection industry, satisfying all of its customers' protection needs with a complete line of high-quality, technologically advanced products which are distributed by a worldwide marketing organization and supported by a service-oriented product support team. Among the principal elements of the Company's strategy are the following:

   * Catalog expansion - continuing to expand its product catalog through internal development, acquisitions and partnering with companies that have technological capabilities that complement the Company's internal capabilities. The Company believes that the ability to provide a full catalog of products will result in competitive advantages over firms which only provide a small portion of the products regularly required by the industry's customers. Part of the Company's motivation for its recent acquisitions was to expand the Company's product catalog. The Company is promoting the sale of its fire, access control and other product lines by leveraging the superior market acceptance it enjoys in the security equipment arena.

   * INTERNATIONAL EXPANSION - continuing to expand its international sales efforts. The Company's acquisitions of DA Systems, RAS and Seri<e'>e have given the Company inroads into important European markets. The Company plans to use the distribution networks of these companies to distribute its full range of products, as appropriate. In addition, the Company's sales offices in Asia and Australia have been successful in developing a base of operations from which the Company can further expand in those markets.

   * TECHNOLOGICAL ADVANCEMENT - continuing to develop technologically advanced products. The Company utilizes the power of microprocessors and application specific integrated circuits to fully exploit presently available technology. By using this technology, the Company has developed: detection products which feature demonstrably superior signal processing capacity which optimize the trade-off between false alarms and catch performance; control products which generally provide a superior level of programming flexibility and more sophisticated firmware than competitive product offerings; and communication equipment which provides access to a variety of commercially available communication technologies.

   * Market focus - continuing to focus on the installation and service professionals that service the commercial and mid- to high-end residential security and fire alarm system markets, who view the features and quality of the Company's products as providing superior value. The Company is also increasing its sales efforts directed to the U.S. government.

   * Production efficiencies - increasing utilization of its China facility and continuing to consolidate its purchasing. The Company's China facility became operational in October 1995. The Company has been able to reduce its unit manufacturing costs by transitioning production from its Fairport, New York and Salinas, California locations to its China facility. The Company anticipates additional cost savings from the continued transition of production to its China facility. The Company has also realized cost savings by consolidating purchasing of components for its worldwide operations.

   The address of the Company's principal executive offices is 130 Perinton Parkway, Fairport, New York 14450, and its telephone number is (716) 223-4060.

                                   THE OFFERING

Common Stock offered by the Company             1,072,000 shares

Common Stock offered by the Selling
  Shareholders                                  228,000 shares

Common Stock to be outstanding after
 the offering                                   5,599,032 shares(1)

Use of proceeds                                 To repay indebtedness under the
                                                Company's revolving credit
                                                facility, which repayment will
                                                provide availability under such
                                                facility for working capital
                                                and general corporate purposes,
                                                including possible
                                                acquisitions, and to repurchase
                                                Common Stock issued in
                                                connection with a recent
                                                acquisition.  See "Use of
                                                Proceeds."

Nasdaq National Market symbol                   DETC


(1)Does not include shares issuable upon the exercise of outstanding options and warrants or under deferred compensation plans which, as of March 31, 1997, were: (i) an aggregate of 355,020 shares issuable upon the exercise of currently outstanding options and warrants, (ii) 98,019 shares issuable under the Company's Deferred Compensation Plan, and (iii) 252,390 shares issuable under the Company's Deferred Stock Compensation Plan.

                        SUMMARY CONSOLIDATED FINANCIAL DATA
                      (in thousands except per share amounts)

                                            FISCAL YEAR ENDED MARCH 31,
                                ------------------------------------------------
                                  1993       1994      1995      1996(1)    1997
                                -------     ------     ------    --------   -----

OPERATING DATA:
Net sales                      $29,432    $31,355   $34,336      $41,858    $101,251

Costs and expenses:
Production                      18,036     19,541    20,830       27,978      64,916
Research and development         3,534      4,161     4,070        4,700       8,115
Purchased in-process research
  and development                                                  9,350
Marketing, administrative
and general                      5,511      6,112     6,789       10,515      21,411

Operating income (loss)          2,351      1,541     2,647      (10,685)      6,809

Interest income                    239        196       113          340         206
Interest expense                   234        166       168          320       1,765
                                   ---        ---       ---          ---       -----
Income (loss) before taxes and
  cumulative effect of a change
  in accounting principle        2,356      1,571     2,592      (10,665)      5,250

Provision (benefit) for taxes      919        426     1,078       (2,810)      1,525
                                   ---        ---     -----       -------      -----
Income (loss) before cumulative
   effect of a change in
   accounting principle          1,437       1,145    1,514       (7,855)      3,725

Cumulative effect of a change in
  accounting principle                         130
                                 -----       ------  ------        ------      -----

Net income (loss)               $1,437      $1,275   $1,514      $(7,855)     $3,725
                                ======      ======   ======       =======     ======
Earnings (loss) per common
  and common equivalent share     $.34       $.30      $.35       ($1.83)       $.76
                                =======     =======  =======      ========     =====
Weighted average number of
   shares                        4,376       4,407    4,484        4,285       4,934

                                                            At Year End
                                                          March 31, 1997
                                                     -------------------------
                                                                      As
                                                    Actual         Adjusted(2)
                                                   --------         ----------
Balance Sheet Data:
Cash and cash equivalents                         $  2,244         $  2,244
Working capital                                     31,067           32,020
Total assets                                        68,276           68,276
Total debt, including current portion(3)            29,187           14,379
Shareholders' equity                                17,831           36,500
_____________________
(1) In February 1996, the Company acquired Radionics. Purchased in-process research and development of Radionics, which consisted of products still in the development stage but not considered to have reached technological feasibility, was valued at $9.4 million. In accordance with generally accepted accounting principles, this amount was expensed upon acquisition in the fourth quarter of fiscal 1996. The Company's fiscal 1996 results were also adversely affected by $3.9 million in costs associated with the start-up of the Company's China facility and other international operations.
(2) Adjusted to reflect the sale of 1,072,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.875 per share and the application of the net proceeds therefrom in the manner described under "Use of Proceeds."
(3) Reflects repayment of $3.9 million associated with the repurchase of 221,738 shares of Common Stock issued to Numerex Corp. in connection with the Company's May 1997 purchase of its DA Systems subsidiary.

                                    RISK FACTORS


    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING WHETHER TO INVEST IN THE COMMON STOCK OFFERED HEREBY.

    THIS PROSPECTUS CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, THE COMPANY'S OPERATIONS, PERFORMANCE, FINANCIAL CONDITION, GROWTH AND ACQUISITION STRATEGIES, MARGINS AND GROWTH IN SALES OF THE COMPANY'S PRODUCTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED BELOW UNDER THIS "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    The success of the Company depends heavily on the business it conducts with a limited number of significant customers. In fiscal 1997, 10.7%, 10.6% and 6.0% of the Company's net sales were attributable to Pittway Corporation ("Pittway"), Ameritech Corp. ("Ameritech") and Honeywell Inc., respectively. Pittway is a competitor of the Company across many of its product lines and purchases the Company's products to incorporate them into its products and systems. During October 1996, Ameritech (an established customer of the Company) began purchasing the Company's products through Pittway to utilize Pittway's distribution facilities. The Company has had long-standing relationships with most of its significant customers; however, it generally does not have supply contracts with them and they may unilaterally reduce or discontinue their purchases without penalty. The Company's loss of (or failure to retain a significant amount of business with) any of these customers could have a material adverse effect on the Company. See "Business-Marketing."

COMPETITION

    The markets in which the Company operates are highly competitive. The Company's competitors include manufacturers of security and fire alarm equipment from all over the world. In addition, the Company may face competition from new entrants into these markets and increased competition from existing competitors. A number of the Company's competitors have substantially greater financial and other resources than the Company. In many cases the Company's competitors are concentrated in one market niche in the electronic protection industry, allowing them to concentrate their resources in that niche. The Company competes on the basis of providing superior value to customers with respect to both products and services. There can be no assurance that the Company's products and services will continue to be competitive and accepted by the market in the future. See "Business-Competition."

IMPACT AND RISKS OF ACQUISITIONS

    Between February 1996 and July 1997 the Company made five acquisitions:
Radionics, DA Systems, Senses, Seri<e'>e and RAS. Part of the Company's growth strategy is to expand its product catalog, technologies and markets through additional acquisitions. There can be no assurance that the Company will be able to successfully integrate the operations and management of its recent acquisitions or that the Company will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks, including risks associated with: (i) the diversion of management's attention to the assimilation of the acquired businesses; (ii) the ability of the acquired businesses to maintain the quality of products and services that the acquired business has historically provided;
(iii) the need to integrate financial and other systems with those of the Company; (iv) the loss of key employees of the acquired business after the acquisition; (v) unforseen liabilities of the acquired business; (vi) the dilutive effect of the issuance of additional equity securities; (vii) the incurrence of additional debt as part of such acquisition or to fund the operations of the acquired business; and (viii) the amortization of goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting. In addition, certain of the businesses acquired by the Company have been unprofitable and there can be no assurance that they can be made profitable. There can be no assurance that future acquisition opportunities will become available, that future acquisitions can be consummated on favorable terms or that such acquisitions will contribute to the Company's profitability. Currently, the Company has no arrangements or understandings with any party with respect to any future acquisition. The Company, however, continues to investigate and consider acquisition opportunities. See "Business-Strategy."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company is exposed to risks associated with international operations because a significant portion of its products are manufactured at its China facility and it has increasingly significant sales in a number of foreign countries. Approximately 25% of the Company's manufacturing output during fiscal 1997 was produced at its China facility. The Company leases its China facility from the local Chinese government and is dependent on the local Chinese government for personnel and utilities as well as all other municipal services. See "Business-Manufacturing." The Company believes that its relationship with the local Chinese government is good, however, any future deterioration of such relationship could have a material adverse effect on the Company's results of operations. Sales of the Company's products outside the United States accounted for approximately 16% of its net sales during fiscal 1997. One aspect of the Company's business strategy is to increase the sale of its products in international markets. The Company's international operations give rise to political and economic uncertainties relating to, among other things, U.S. and foreign trade restrictions; foreign government stability; risk of renegotiation or modification of existing agreements or arrangements with governmental authorities; foreign economic stability; shipping costs and delays; tariffs; export controls; government regulation; patent and trademark availability, protection and registration; foreign exchange restrictions which limit the repatriation of investments and earnings therefrom; changes in taxation or international tax treaties; military action and other hostilities or confiscation of property. While the United States imposes quotas and duties on selected imported products, there are currently no U.S. quotas or duties on the Company's products.

    The Company is subject to currency exchange risks to the extent that its purchases and sales occur outside the United States and it is unable to denominate its purchases or sales in dollars or otherwise shift to its customers or suppliers the risks of currency exchange rate fluctuations. Currently, the Company does not engage in currency hedging transactions for normal operations, although it did engage in a hedging transaction in connection with the purchase of RAS, and it may do so in the future. Fluctuations in exchange rates may affect the results of the Company's international operations reported in dollars and the value of such operations' net assets reported in dollars. Additionally, the results of operations, financial condition and competitive position of the Company may be affected by the relative strength of the currencies in countries where its products are sold.

INTELLECTUAL PROPERTY

    The Company's ability to compete effectively will depend, in part, on its ability to protect its intellectual property, including its patents, trademarks, copyrights and trade secrets, and on its ability to develop and protect future intellectual property. In addition to patents, the Company relies on a combination of trademark registrations, copyrights and confidentiality agreements to protect its proprietary rights in intellectual property. The Company's ability to compete effectively also depends on its ability to avoid infringing on the proprietary rights of others. New patent applications are continually being filed and prosecuted, and pending U.S. patent applications are confidential until patents are issued. As a result, it is impossible to anticipate all potential patent infringement issues. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not independently develop technology or products that compete with or are superior to the products of the Company. Likewise, there can be no assurance that the Company will not inadvertently infringe on the intellectual property rights of others.

RISKS OF TECHNOLOGICAL CHANGE

    The electronic protection industry is characterized by continuous technological advances, frequent new product introductions and enhancements, declining market prices for similar products over time and changes in customer requirements. The Company's future success will depend in large part on its ability to develop new products and technology to meet customer needs as well as to enhance its existing products and to continually reduce product costs. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements by competitors, or changes in customer requirements could have a material adverse effect on the Company. See "Business-Industry Overview" and "Business-Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent upon the efforts of certain key members of its senior management team, including Karl H. Kostusiak, President and Chief Executive Officer. The loss of a key member of the Company's senior management team could have an adverse effect on the operations of the Company. The Company carries no key man life insurance on any of its management, but has non-competition agreements with certain key officers and technical personnel. See "Management."

PRODUCT LIABILITY CLAIMS

    If an intrusion, fire or other event that the Company's products are designed to detect occurs in a setting where the Company's products have been installed, the Company may be subject to a claim that an error or omission on the part of the Company contributed to the damages resulting from such event, which damages could be substantial. Such a claim could be made whether or not the Company's product performed properly under the circumstances. From time to time the Company is subject to product liability claims in the ordinary course of its business. The Company carries product liability insurance which management believes is adequate; however, a product liability judgment or settlement in excess of available insurance proceeds could have a material adverse effect on the financial condition and results of operations of the Company and any adverse claim or settlement could have an adverse effect on the availability and cost to the Company of product liability insurance. The Company does not believe that any pending or threatened litigation will have a material adverse effect on the financial condition or results of operation of the Company. See "Business-Legal."

DEPENDENCE ON SUPPLIERS; CONCENTRATION OF MANUFACTURING

    While the Company manufactures most of the products it sells, certain of the components used in its products are purchased from third parties and are available from a limited number of sources. The loss of any one supplier or an inability of suppliers to provide the Company with the required quantity or quality of these components could have an interruptive effect on the Company's business until such time as an alternative source of supply is found. See "Business-Manufacturing."

       The Company manufactures approximately 85% of the products it markets, and obtains the other 15% from external suppliers of finished goods. Substantially all of the products manufactured by the Company are produced at its facilities in Fairport, New York or Zhuhai, China. Accordingly, any event resulting in the slowdown or stoppage of either of these manufacturing operations could have a material adverse effect on the Company.

GOVERNMENT REGULATION AND PRODUCT LISTING

    Many of the Company's products require approval by the Federal Communications Commission ("FCC") before they can be marketed in the United States. In addition, commercial acceptance of the Company's products is typically dependent on the listing of such products by Underwriters Laboratories ("UL"). The Company has successfully obtained FCC approval and UL listing of its products in the past; however, it cannot predict whether it will obtain approvals for future products or whether FCC regulations or UL listing requirements relating to the Company's current or future products might change. Failure to comply with FCC regulations or UL listing requirements, an inability to receive approval for products under development or a change in existing regulations or listing requirements that would make products non-compliant, could have a material adverse effect on the financial condition and results of operations of the Company. Most foreign countries also have similar regulatory agencies and private certification or listing organizations, which could have the same impact on sales of the Company's products within those countries. In addition to the regulation of its products, the Company is subject to local, state, federal and foreign laws regarding the discharge of materials into the environment.

VOLATILITY OF STOCK PRICE

    The Common Stock has experienced significant volatility, as well as a significant increase in market price, since the Company's acquisition of Radionics in February 1996. The market for securities of technology companies historically has been more volatile than the market for stocks in general. The trading price of the Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcement of future developments including possible acquisitions, new products by the Company or its competitors and other events or factors. These fluctuations may be compounded by the historically low trading volume in the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of this offering, the Company will have 5,599,032 shares of Common Stock outstanding (5,794,032 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, 4,665,660 shares (4,860,660 shares if the Underwriters' over-allotment option is exercised in full), including the shares sold in this offering, will be freely tradeable by persons other than affiliates of the Company without restriction under the Securities Act. Of the remaining 933,372 shares, 727,802 shares will be beneficially owned by persons who are affiliates of the Company which are eligible for public sale subject to the volume and other limitations of Rule 144, 171,429 shares will be "restricted" securities within the meaning of Rule 144 under the Securities Act which may be sold pursuant to a currently effective registration statement under the Securities Act, and 34,141 shares will be subject to the resale restrictions under Regulation S of the Securities Act. The Company, certain shareholders of the Company selling shares of Common Stock hereunder (the "Selling Shareholders"), and the Company's executive officers and directors have agreed not to sell, contract to sell or otherwise dispose of any of their shares for a period of 120 days after the closing of this offering without the prior written consent of Raymond James & Associates, Inc. Notwithstanding the foregoing, at any time on or after the date of this Prospectus, the Company may issue shares pursuant to the exercise of warrants or employee stock options outstanding on the date of this Prospectus, which issuances or sales may be effected any time after the date of this Prospectus. Sales of substantial amounts of shares of Common Stock in the public market after this offering, including sales pursuant to Rule 144 or Regulation S, or the perception that such sales could occur, may adversely affect the market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

    The Company has entered into employment and consulting agreements with certain officers which provide that upon the occurrence of certain events following a change in control of the Company, such officers may be entitled to receive the equivalent of three years' compensation. See "Management-Employment Agreements." The shares beneficially owned by the Company's executive officers and directors and the compensation payable to certain officers following a change in control may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. Also, Section 912 of the New York Business Corporation Law, which is applicable to the Company, contains provisions that restrict certain business combinations with interested shareholders, which may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company.

                                   USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,072,000 shares of Common Stock offered by the Company, after deducting underwriting discounts and commissions and estimated offering expenses and assuming a public offering price of $18.875 per share, are estimated to be approximately $18.7 million (approximately $22.1 million if the Underwriters' over-allotment option is exercised in full). Approximately $3.9 million of the net proceeds from this offering will be used to repurchase 221,738 shares of Common Stock issued to Numerex Corp. in connection with the Company's May 1997 purchase of its DA Systems subsidiary. The balance of the proceeds will be used to repay indebtedness under the Company's revolving credit facility which, after such payment, will have approximately $17.0 million of availability for working capital and general corporate purposes, including possible acquisitions. The revolving credit facility matures on July 31, 1998 and bears interest at a floating rate which was 9.25% per year as of July 21, 1997. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders; however, certain of the Selling Shareholders have advised the Company that they intend to use their proceeds from the sale of the Common Stock to repay stock option loans from the Company.


                                   CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to reflect the sale of 1,072,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.875 per share and the application of the net proceeds therefrom in the manner described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.

                                                      MARCH 31, 1997
                                                 -------------------------
                                                  ACTUAL      AS ADJUSTED
                                                  ------      -----------

Current maturities of obligations under capital
   leases and long-term debt                      $1,101           $148

Obligations under capital leases                      54             54
Long-term debt(2)                                 28,032         14,177

Shareholders' equity:
Common stock, par value $.05 per share,
   4,478,993 shares issued and outstanding,
   5,500,993 shares issued and outstanding
   as adjusted(1)                                    224            278
Capital in excess of par value                     9,449         28,064
Retained earnings                                  8,594          8,594
Treasury stock, at cost                              (53)           (53)
Notes receivable for stock purchases                (378)          (378)
Cumulative translation adjustment                     (5)            (5)
                                                 -------         -------
   Total shareholders' equity                     17,831         36,500
                                                 --------       --------
   Total capitalization                          $45,917        $50,731
                                                 ========       ========

_________________
(1) Does not include shares issuable upon the exercise of outstanding options and warrants or under deferred compensation plans which, as of March 31, 1997, were: (i) an aggregate of 355,020 shares issuable upon the exercise of currently outstanding options and warrants, (ii) 98,019 shares issuable under the Company's Deferred Compensation Plan, and (iii) 252,390 shares issuable under the Company's Deferred Stock Compensation Plan.
(2) Reflects repayment of $3.9 million associated with the repurchase of 221,738 shares of Common Stock issued to Numerex Corp. in connection with the Company's May 1997 purchase of its DA Systems subsidiary.

                             PRICE RANGE OF COMMON STOCK

   The Common Stock is quoted on the Nasdaq National Market under the symbol "DETC." The following table sets forth the high and low closing prices of the Common Stock for the periods indicated.

FISCAL YEAR ENDED MARCH 31, 1995                          HIGH         LOW

  First Quarter                                         $7.000      $4.000
  Second Quarter                                         6.312       4.062
  Third Quarter                                          6.250       3.687
  Fourth Quarter                                         5.312       3.187

FISCAL YEAR ENDED MARCH 31, 1996

  First Quarter                                          5.187       4.312
  Second Quarter                                         5.187       5.375
  Third Quarter                                          5.250       3.937
  Fourth Quarter                                         6.500       3.687

FISCAL YEAR ENDED MARCH 31, 1997

  First Quarter                                         12.312       6.312
  Second Quarter                                        13.812       9.687
  Third Quarter                                         20.875      10.750
  Fourth Quarter                                        24.500      14.500

FISCAL YEAR COMMENCING APRIL 1, 1997

  First Quarter                                         20.250      13.500
  Second Quarter (through July 21, 1997)                18.875      17.500

On July 21, 1997, the last reported sale price for the Common Stock as reported on the Nasdaq National Market was $18.875 per share and the number of shareholders of record was approximately 1,150.


                                   DIVIDEND POLICY

   The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company and any restrictions under credit agreements existing from time to time, as well as such other factors as the Company's Board of Directors may deem relevant. Certain financial covenants in the Company's current credit facility, including a covenant to maintain a minimum tangible net worth, limit the Company's ability to pay dividends.

                        SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share amounts)

   The selected consolidated financial data presented below has been derived from the Consolidated Financial Statements. The Consolidated Financial Statements as of and for the years ended March 31, 1993, 1994, 1995, 1996 and 1997 have been audited by Price Waterhouse LLP, independent accountants. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and other consolidated financial information included elsewhere in this Prospectus.

                                            FISCAL YEAR ENDED MARCH 31,

                                  1993       1994      1995      1996(1)     1997
                                  -----      -----     -----     -------     -----
OPERATING DATA:
Net sales                         $29,432    $31,355   $34,336    $41,858    $101,251

Costs and expenses:
 Production                        18,036     19,541    20,830     27,978      64,916
 Research and development           3,534      4,161     4,070      4,700       8,115
 Purchased in-process research
  and development                                                   9,350
 Marketing, administrative and
   general                          5,511      6,112     6,789     10,515      21,411
                                    ------    ------     -----     ------      ------
Operating income (loss)             2,351      1,541     2,647    (10,685)      6,809
Interest income                       239        196       113        340         206
Interest expense                      234        166       168        320       1,765
                                     ----        ----      ---        ---       -----
Income (loss) before income taxes
  and cumulative effect of a
  change in accounting principle    2,356      1,571     2,592    (10,665)      5,250

Provision (benefit) for income
taxes                                 919        426     1,078     (2,810)      1,525

Income (loss) before cumulative
 effect of a change in accounting
 principle                          1,437      1,145     1,514     (7,855)      3,725
Cumulative effect of a change in
  accounting principle                           130
                                    ------     ------    -----      ------      -----
Net income (loss)                  $1,437     $1,275    $1,514    $(7,855)     $3,725
                                   =======    =======   ======     =======     ======
Earnings (loss) per common
and common equivalent share          $.34       $.30      $.35     ($1.83)       $.76

Weighted average number of
shares                              4,376      4,407     4,484      4,285       4,934

                                               AT YEAR END MARCH 31,
                                  ------------------------------------------------
                                   1993       1994      1995       1996      1997
                                 --------   -------    -------    -------   -------
BALANCE SHEET DATA:

Cash and cash equivalents     $  1,762   $  3,907  $  4,597      $     930  $  2,244
Working capital                 12,205     13,447    14,963         15,712    31,067
Total assets                    22,543     22,780    24,745         45,898    68,276
Total debt, including
current portion                  1,662      1,582     1,181         19,680    29,187
Shareholders' equity            16,059     17,492    19,194         11,569    17,831

_____________________
(1) In February 1996, the Company acquired Radionics. Purchased in-process research and development of Radionics, which consisted of products still in the development stage but not considered to have reached technological feasibility, was valued at $9.4 million. In accordance with generally accepted accounting principles, this amount was expensed upon acquisition in the fourth quarter of fiscal 1996. The Company's fiscal 1996 results were also adversely affected by $3.9 million in costs associated with the start-up of the Company's China facility and other international operations.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and CCTV applications, offering products primarily for the commercial
and mid- to high-end residential portions of the market.   From its founding in
1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product offerings, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market reach and to increase its net sales from $34.3 million in fiscal 1995 to $101.3 million in fiscal 1997.

    The Company more than doubled its annualized net sales with its purchase of Radionics in February 1996. The Radionics acquisition had a significant impact on the comparative information for fiscal 1996 and 1997 with respect to both the results of operations as well as asset and liability balances. Radionics had net sales of $45.1 million for the year ended December 31, 1995. The Radionics acquisition was funded by borrowings under a commercial credit facility which caused a significant increase in interest expense for the periods following the acquisition.

    In April 1995, the Company commenced development of a manufacturing facility in China which became operational in October 1995. This facility has significantly increased the manufacturing capacity of the Company. The Company has realized manufacturing efficiencies by transitioning to its China facility a portion of its domestic manufacturing operations, including substantially all of the manufacturing operations previously conducted by Radionics. The Company believes that these efficiencies, coupled with the volume generated by its expanded product catalog and sales network, may further enable it to reduce its unit manufacturing costs.

    The Company has recently completed four additional acquisitions: (i) the purchase in July 1996 of certain assets of Senses which had annual net sales of approximately $2.0 million, (ii) the purchase in May 1997 of DA Systems which had annual net sales of approximately $10.8 million, (iii) the purchase in June 1997 of Seri<e'>e which had annual net sales of approximately $6.3 million, and
(iv) the purchase in June 1997 of RAS which had annual net sales of approximately $9.9 million. These acquisitions have served both to broaden the Company's product lines and increase its international presence.

    The Company recognizes net sales upon shipment of products to customers. Production expenses include materials, direct labor and manufacturing overhead as well as an allocated portion of indirect overhead. Outgoing freight, customs and other costs associated with delivery of products to customers are classified under marketing, administrative and general expenses. Research and development expenses include costs associated with salaries and benefits for certain engineering employees, supplies, agency approvals, depreciation and occupancy, as well as charges for independent testing and independent contractors engaged for specific projects. Marketing, administrative and general expenses include costs related to the Company's sales efforts and corporate and general administrative functions, including costs of executive, administrative and sales personnel, marketing/selling supplies, advertising, depreciation and professional fees.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentages which certain items of income and expense bear to net sales:

                                           FISCAL YEAR ENDED MARCH 31,
                                        -----------------------------------
                                        1995             1996           1997
                                       --------        ---------     --------
[S]                                   [C]              [C]            [C]
Net sales                               100.0%           100.0%         100.0%

Costs and expenses:
  Production                             60.7             66.9           64.2
  Research and development               11.9             11.2            8.0
  Purchased in-process research and
     development                                          22.3
  Marketing, administrative and general  19.7             25.1           21.1
                                        ------           ------           ----
Operating income (loss)                   7.7            (25.5)           6.7
Interest income                           0.3              0.8            0.2
Interest expense                          0.5              0.8            1.7
                                        ------           ------           ----
Income (loss) before income taxes         7.5            (25.5)           5.2
Provision (benefit) for income taxes      3.1             (6.7)           1.5
                                        ------           ------           ----
  Net income (loss)                       4.4%           (18.8)%          3.7%
                                        =======          ======           ====

    YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

    The Company's net sales increased 141.9% to $101.3 million in fiscal 1997 from $41.9 million in fiscal 1996. The acquisition of Radionics in February 1996 accounted for $45.6 million of this increase, while international and domestic sales growth accounted for $7.2 million and $6.5 million, respectively. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding the Company's sales information by geographic area.

    Production expenses increased 132.0% to $64.9 million in fiscal 1997 from $28.0 million in fiscal 1996. As a percentage of net sales, production expenses decreased to 64.2% in fiscal 1997 from 66.9% in fiscal 1996. The increase in production expenses was primarily due to a corresponding increase in the Company's net sales. The decrease in production expenses as a percentage of net sales was primarily due to manufacturing efficiencies achieved by transitioning a portion of its domestic manufacturing to its China facility during fiscal 1997. This decrease was achieved despite the lower gross margins experienced by the Company from certain of its initial international sales. The Company anticipates further cost savings from the continued consolidation of its manufacturing operations during fiscal 1998 and 1999.

    Research and development expenses increased 72.7% to $8.1 million in fiscal 1997 from $4.7 million in fiscal 1996. As a percentage of net sales, research and development expenses decreased to 8.0% in fiscal 1997 from 11.2% in fiscal 1996. The increase in research and development expenses was primarily due to the addition of Radionics' research and development expenses. The decrease in research and development expenses as a percentage of net sales was primarily due to savings achieved from the consolidation of certain research and development efforts of Radionics and the Company.

    Marketing, administrative and general expenses increased 103.6% to $21.4 million in fiscal 1997 from $10.5 million in fiscal 1996. As a percentage of net sales, marketing, administrative and general expenses decreased to 21.1% in fiscal 1997 from 25.1% in fiscal 1996. The increase in marketing, administrative and general expenses was primarily due to the addition of Radionics' operations. The decrease in marketing, administrative and general expenses as a percentage of net sales was primarily due to savings derived from the consolidation of Radionics into the Company's organization.

    Interest expense increased to $1.8 million in fiscal 1997 from $320,000 in fiscal 1996. This increase was primarily due to the debt financing associated with the Radionics acquisition. Interest income decreased to $206,000 in fiscal 1997 from $340,000 in fiscal 1996.

    Income before income taxes was $5.3 million in fiscal 1997 compared to a loss of $10.7 million for fiscal 1996. The fiscal 1996 results included a $9.4 million non-recurring charge related to in-process research and development associated with the Radionics acquisition and the expensing of $3.9 million in costs associated with the start-up of the Company's China facility and other international operations. The remainder of the improvement was due to the other factors described above.

    The Company's effective income tax rate for fiscal 1997 was 29.0% compared to a benefit rate of 26.4% in fiscal 1996. The fiscal 1997 effective rate reflects the benefits of certain lower foreign income tax rates used to promote economic growth and the utilization of loss carryforwards from fiscal 1996.

    YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

    The Company's net sales increased 21.9% to $41.9 million in fiscal 1996 from $34.3 million in fiscal 1995. The acquisition of Radionics in February 1996 accounted for $6.0 million of this increase. In addition, international sales grew by $4.9 million in fiscal 1996 as a result of the Company's international sales initiative. This increase was partially offset by a $3.4 million decline in domestic sales primarily attributable to reduced sales to a single domestic customer. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding the Company's sales by geographic area and significant customers.

    Production expenses increased 34.3% to $28.0 million in fiscal 1996 from $20.8 million in fiscal 1995. As a percentage of net sales, production expenses increased to 66.9% in fiscal 1996 from 60.7% in fiscal 1995. The increase in production expenses was primarily due to a corresponding increase in the Company's net sales. The increase in production expenses as a percentage of net sales was primarily due to the expensing of costs associated with the start-up of the Company's China facility.

    Research and development expenses increased 15.5% to $4.7 million in fiscal 1996 from $4.1 million in fiscal 1995. As a percentage of net sales, research and development expenses decreased to 11.2% in fiscal 1996 from 11.9% in fiscal 1995. The increase in research and development expenses was primarily due to the addition of Radionics' research and development expenses.

    Marketing, administrative and general expenses increased 54.9% to $10.5 million in fiscal 1996 from $6.8 million in fiscal 1995. As a percentage of net sales, marketing, administrative and general expenses increased to 25.1% in fiscal 1996 from 19.7% in fiscal 1995. The increase in marketing, administrative and general expenses, both in dollars and as a percentage of net sales, was primarily due to costs associated with the start-up of foreign operations and the addition of Radionics' operations.

    Interest expense increased to $320,000 in fiscal 1996 from $169,000 in fiscal 1995, and interest income increased to $340,000 in fiscal 1996 from $113,000 in fiscal 1995.

    The Company incurred a loss before income taxes of $10.7 million in fiscal 1996 compared to income of $2.6 million for fiscal 1995. The fiscal 1996 results included a $9.4 million non-recurring charge related to in-process research and development associated with the Radionics acquisition and the expensing of $3.9 million of costs associated with the start-up of foreign operations. The remainder of the decline was due to the other factors described above.

    The Company's effective income tax rate for fiscal 1996 was a benefit of 26.4% compared to a tax rate of 41.6% in fiscal 1995. The benefit rate for fiscal 1996 resulted from the Company's inability to fully recognize tax benefits associated with certain subsidiary losses and certain other items not deductible for tax purposes. The fiscal 1995 corporate tax rate was consistent with federal and state income tax rates in effect at that time.

LIQUIDITY AND CAPITAL RESOURCES

    The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. Prior to 1996, those requirements were primarily met by cash generated by the Company's operating activities and cash reserves. Since the 1995 implementation of the Company's strategy designed to enhance its product offerings, manufacturing capacity and international operations, particularly the acquisition of Radionics and the development of the China facility, the Company has required external sources of financing to satisfy its liquidity needs.

    YEAR ENDED MARCH 31, 1997. During fiscal 1997, the Company's operating activities used $6.6 million. The primary factor contributing to this use of cash was a $15.9 million increase in inventories, which resulted from the transition of the manufacturing of the Company's products to the China facility as well as a strategic decision by the Company to increase inventories to enable it to improve its delivery and order turnaround performance. Net income, depreciation and amortization provided $6.5 million of net operating cash and other account changes contributed $2.9 million to operating cash flow. The

Company believes that the consolidation of its manufacturing operations will enable the Company to reduce future inventory levels.

    During fiscal 1997, cash used for investing activities was $4.0 million and was utilized for capital expenditures, primarily for the expansion of the Company's international operations and production tooling relating to the Radionics product lines.

    During fiscal 1997, cash flows provided by financing activities were $11.9 million. The two primary sources of this cash were: (i) $10.0 million of borrowings under the Company's revolving credit facility and (ii) receipt of $2.0 million from a private placement of Common Stock which the Company completed with five institutional investors in October 1996.

    YEAR ENDED MARCH 31, 1996. During fiscal 1996, the Company's operating activities used $3.4 million. The primary factors contributing to this use of cash were losses from operations and an increase in inventories of $4.3 million during the year. Sources of operating cash included depreciation and amortization of $2.0 million and a $9.4 million non-cash charge related to the write-off of in-process research and development associated with the Radionics acquisition. Other account changes used $2.7 million of cash.

    During fiscal 1996, cash used for investing activities was $18.9 million, consisting of the purchase of Radionics for $18.0 million (including expenses and net of cash acquired) and capital expenditures of $3.4 million, offset by liquidation of short-term investments of $2.4 million.

    During fiscal 1996, cash flows provided by financing activities were $18.7 million. The source of this cash was $18.9 million of borrowings under the Company's commercial credit facilities, offset by principal payments on capital lease obligations.

    CAPITAL RESOURCES. On March 31, 1997, the Company had cash balances of $2.2 million. On that date, the Company had an $11.5 million revolving credit facility that was fully drawn. Subsequently, this was increased to $17.0 million, a portion of which was used for recent acquisitions. This credit facility bears interest based on the prime rate or the London Interbank Offered Rate, plus applicable points based on the Company's degree of financial leverage, and matures on July 31, 1998.

    The Company expects to continue its pursuit of acquisitions and the
development of new products and markets.   The Company has budgeted $3.0
million for capital expenditures during fiscal 1998, excluding any amounts required for acquisitions. These expenditures will include continued research and development investment in security detection, fire detection, security, fire and access control products as well as several wireless projects. The Company also plans to continue its efforts to market its products internationally.

    The Company believes that the combination of its current cash balances, cash flows from operations and existing credit facilities will be sufficient to fund its planned operations during fiscal 1998.

    DIVIDEND POLICY. The Company is dedicated to promoting shareholder value through long term profitability and growth and believes that continued investments in future product development are essential to this goal. For this reason, it has been the Company's policy to not pay cash dividends.

    INFLATION. During fiscal 1995, 1996 and 1997, inflation did not have a significant impact on the Company's business.

FORWARD-LOOKING STATEMENTS

    The foregoing discussion and analysis contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act, which represent the Company's expectations or beliefs, including, but not limited to, statements concerning the Company's operations, performance, financial condition, growth and acquisition strategies, margins and growth in sales of the Company's products. For this purpose, any statements contained therein that are not statements of historical fact may be deemed to be forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors including those described under the caption "Risk Factors" and elsewhere in this Prospectus.

                                      BUSINESS

THE COMPANY

    The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and CCTV applications, offering products primarily for the commercial
and mid- to high-end residential portions of the market.   From its founding in
1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product catalog, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market reach and to increase its net sales from $34.3 million in fiscal 1995 to $101.3 million in fiscal 1997. Excluding amounts attributable to acquisitions, the Company's net sales grew by approximately 22.5% in fiscal 1997.

INDUSTRY OVERVIEW

    The electronic protection industry consists of companies that design, manufacture, distribute, sell, install, monitor and maintain intrusion, fire alarm and other electronic protection systems. The Company manufactures system components for sale to installation companies, distributors, other equipment manufacturers and, in limited cases, significant commercial or governmental end-users. The Company is not engaged in the installation or monitoring aspects of the industry. For many years, the electronic protection industry was oriented towards the protection of physical assets with simple burglary detection and alarm equipment. In line with its customers' requirements, the industry has since broadened in scope to one which not only provides sophisticated equipment for intrusion detection but additionally provides important "premises control" functions, such as fire detection, personnel access control and CCTV monitoring of interior and exterior areas. Equipment required for these functions is sold as individual components or, increasingly, bundled with other compatible components to form an integrated system for a specific customer's application.

    The Company presently offers products in all four of the principal categories of the electronic protection equipment market: security, fire, access control and CCTV. According to statistics compiled by the Security Industry Association (the "SIA") in its 1997 SECURITY INDUSTRY MARKET OVERVIEW, combined U.S. wholesale equipment sales for these four categories were estimated at $5.3 billion in 1996. The Company believes international markets of significant size also exist for each of the four categories. The SIA report contains various U.S. statistics for each of the four categories, including the following:

    * SECURITY PRODUCTS. This category had an estimated U.S. market size of $1.8 billion in 1996, with a 7.1% annual growth rate forecasted for the five year period ending 2001. This market data includes sales for commercial and residential alarm systems of all price points. The Company presently addresses the commercial market and mid- to high-end residential applications.

    * FIRE PRODUCTS. This category had an estimated U.S. market size of $1.1 billion in 1996, when considering only equipment sales for commercial applications. The Company competes primarily in the commercial fire equipment market and, to a lesser extent, offers products for residential applications.

    *   ACCESS CONTROL PRODUCTS.  This category had an estimated U.S.
        market size of $1.6 billion in 1996. The U.S. market for access control equipment is forecasted to grow at 9.0% each year through the four year period ending 2000. The most rapidly growing part of the access control market has been high-technology, PC-based systems for large commercial applications with multiple entrance and exit points.

    * CCTV PRODUCTS. This category had an estimated U.S. market size of $758.0 million in 1996. The U.S. CCTV market is forecasted to grow at a rate of 10.2% each year through the four year period ending 2000.

    According to the SIA study, the overall U.S. market for all private security products and services is forecasted to grow at approximately 8% per year through 2000. There are several factors driving the growth of the private security industry. The perception by Americans that crime is a significant problem has continued to grow as evidenced by the focus on crime in political campaigns and in the media. Insurance companies often provide incentives to businesses for installing electronic security systems or require such systems as a condition of insurance coverage. An electronic fire system is required in commercial facilities in many localities in order to comply with municipal fire codes. There has been a trend for large commercial customers to centralize their security function at the corporate level instead of managing security on an ad hoc site-basis. This has often resulted in greater attention and resources for security solutions. The growth in telecommuting and in-home offices has created incremental demand for residential security products by bringing expensive office equipment into the home. Market penetration has also been driven by the increased affordability of systems, as advances in technology and reduced manufacturing costs have increasingly brought high quality systems into price ranges attractive to residential and small commercial customers. In addition to new systems, there is ongoing system replacement in the commercial and mid- to high-end residential markets, creating significant retrofit opportunities. The Company estimates that customers in these markets typically upgrade or replace their systems every seven to ten years.

    The Company believes that product manufacturing in the electronic protection industry is characterized by the following attributes:

    * HIGH DEGREE OF FRAGMENTATION. Manufacturing for the electronic protection industry is highly fragmented and consists of a broad array of equipment manufacturers, each of which typically provides only a portion of the products required to deliver a comprehensive security solution. The Company believes that there are more than 200 companies engaged in manufacturing system components in the United States.

    * TRENDS TOWARD CONSOLIDATION. There have recently been a number of mergers and acquisitions among manufacturers of products for the electronic protection industry, including the five acquisitions made by the Company since 1996. The Company believes that this acceleration in manufacturer consolidation is based in part on a competitive model that has emerged in the industry which rewards companies that can offer a full product catalog across all four of the principal categories of its industry: security products, fire products, access control products and CCTV products. The Company's customers are seeking vendors which not only provide a full catalog of products, but can also supply products for the many electric and electronic standards which exist throughout the world. The installation and monitoring segment of the industry has also been consolidating rapidly, with national and regional firms such as ADT, Ameritech and Entergy regularly acquiring local competitors. The national and regional consolidators often seek to reduce the number of vendors required to meet their product needs. The Company believes international full-catalog equipment suppliers will have advantages over small niche product suppliers in capturing business from these large installation and monitoring companies.

    * CONTINUING TECHNOLOGICAL CHANGE. Detection, control and communication equipment are being continuously improved, taking advantage of increasing capabilities of microprocessors and application specific integrated circuits. The improvements are primarily software-based and are generally directed at increasing system sophistication, reducing false alarms, reducing installation and service costs and enhancing end-user convenience. A recent trend has been increased integration of different types of security and alarm systems. Whereas basic security and fire alarm systems were once adequate for many customers, many customers now prefer access control and CCTV systems integrated into a single system with traditional security and fire capabilities. Despite the technological advances that occur in the industry, there remains a certain inertia or loyalty to products that have already been widely accepted by installation and monitoring companies. It can be expensive for installation and monitoring companies to adopt new products because product changes may create new inventory requirements, necessitate re-training of installation and service personnel and make inventories of displaced products obsolete. It is often difficult for new products to gain rapid commercial penetration. For this reason, acquisitions are often attractive, and sometimes preferred to new product development, as a means of growth in the Company's industry. This is particularly true when a niche manufacturer can be purchased that has a significant existing customer base.

    * DIGITAL COMMUNICATIONS TECHNOLOGY. Digital technology has permitted the consolidation of local stations into large, remote monitoring stations, often hundreds of miles from the end-user's business or residence. This has driven demand for a whole new generation of products which take advantage of digital technology and which utilize non-traditional communication channels such as two-way radio, derived channel, cellular and satellite communications. Many times, these communications channels are more reliable, secure and often lower in cost than traditional communication methods such as telephone lines.

    * FALSE ALARMS. The electronic protection industry is increasingly focusing on false alarms because of the significant burden they impose on the support infrastructure of police and fire departments and because, over the long-term, they undermine the protection afforded by electronic protection systems. Industry associations and manufacturing and installation companies have been working together in recent years to develop products and procedures to reduce false alarms.

STRATEGY

    The Company's goal is to be an international leader in the design, manufacture and marketing of equipment for the electronic protection industry, satisfying all of its customers' protection needs with a complete line of high-quality, technologically advanced products which are distributed by a worldwide marketing organization and supported by a service-oriented product support team. Principal elements of the Company's strategy include:

    * Catalog expansion - continuing to expand its product catalog through internal development, acquisitions and partnering with companies that have technological capabilities that complement the Company's internal capabilities. The Company believes that the ability to provide a full catalog of products will result in competitive advantages over firms which only provide a small portion of the products regularly required by the industry's customers. Part of the Company's motivation for its recent acquisitions was to expand the Company's product catalog. The Company is promoting the sale of its fire, access control and other product lines by leveraging the superior market acceptance it enjoys in the security equipment arena.

    * INTERNATIONAL EXPANSION - continuing to expand its international sales efforts. The Company's acquisitions of DA Systems, RAS and Seri<e'>e have given the Company inroads into important European markets. The Company plans to use the distribution networks of these companies to distribute its full range of products, as appropriate. In addition, the Company's sales offices in Asia and Australia have been successful in developing a base of operations from which the Company can further expand in those markets.

    * TECHNOLOGICAL ADVANCEMENT - continuing to develop technologically advanced products. The Company utilizes the power of microprocessors and application specific integrated circuits to fully exploit presently available technology. By using this technology, the Company has developed: detection products which feature demonstrably superior signal processing capacity which optimize the trade-off between false alarms and catch performance; control products which generally provide a superior level of programming flexibility and more sophisticated firmware than competitive product offerings; and communication equipment which provides access to a variety of commercially available communication technologies.

    * Market focus - continuing to focus on the installation and service professionals that service the commercial and mid- to high-end residential security and fire alarm system markets, who view the features and quality of the Company's products as providing superior value. The Company is also increasing its sales efforts directed to the U.S. government.

    * Production efficiency - increasing utilization of its China facility and continuing to consolidate its purchasing. The Company's state-of-the-art China facility became operational in October 1995. The Company has been able to reduce its unit manufacturing costs by transitioning production from its Fairport, New York and Salinas, California locations to its China facility. The Company anticipates additional cost savings from the continued transition of production to its China facility. The Company has also realized cost savings by consolidating purchasing of components for its worldwide operations.

    * Customer development - continuing to partner with significant customers to develop new or enhanced products to meet specific end-user needs. Products that the Company has jointly developed in the past include a line of intrusion detectors with self-diagnostics for ADT to work with its proprietary communication protocol, an integrated control panel for Honeywell and a long-range photoelectric smoke detector for Simplex.

    * Related applications - exploiting opportunities to apply its technologies in related applications for markets from which it does not currently generate significant revenues. For example, the Company's Security Escort product leverages its technological capabilities and has provided it with an application that is useful in markets such as colleges and prisons, which are different than those which it has served historically.

ACQUISITIONS

    The Company's recent acquisitions demonstrate the implementation of its primary strategies of catalog and international expansion. These acquisitions significantly expanded the Company's product catalog while simultaneously expanding its domestic and international distribution network.

    RADIONICS. In February 1996 the Company acquired all of the outstanding stock of Radionics, which has generally been regarded as a premier U.S. manufacturer of security, fire and access control equipment and central station receivers. Radionics had annual net sales of $45.1 million for calendar year 1995, and this acquisition more than doubled the Company's net sales rate.
This acquisition gave the Company access to Radionics' network of over 1,000 dealers. Radionics had a number of advanced products and models under development which have subsequently been completed by the Company, such as a 246-zone fully-integrated control panel and a control communicator which can function as a wired, wireless or hybrid system and can communicate using BellSouth's Cellemetry<reg-trade-mark> technology.

    SENSES. In July 1996 the Company acquired certain assets of Senses, a manufacturer of long-range wireless alarm transmission equipment marketed under the name "Safecom," with annual net sales of approximately $2.0 million. This acquisition provided the Company with an important new technology, a patent on the transmission of alarm signals from a digital communicator through a radio network, and access to dealers who have installed approximately 150 Safecom radio networks. Safecom networks are operating in 19 countries around the world, with the greatest penetration in South America. The Safecom products are particularly attractive in markets where the infrastructure for more traditional forms of signal communication do not exist or are unreliable.

    DA SYSTEMS. In May 1997 the Company acquired all of the outstanding stock of DA Systems, a leading British manufacturer of security control equipment with annual net sales of approximately $10.8 million. This acquisition provided the Company with a line of controls and communication devices approved for sale in the U.K., which has unique requirements for the design of security control and communication equipment. Approval of future products should be expedited by having U.K.-based engineers working on such products. DA Systems also provided the Company with an important new in-building wireless radio technology believed by the Company to be superior in performance to competitive offerings.

    SERIEE. On June 24, 1997 the Company acquired 99.5% of the outstanding stock of Seriee. Seri<e'>e is a leading French manufacturer of electronic control and communications equipment with net sales of approximately
$6.3 million per year and has the largest security equipment distribution network in France. Like the U.K., France has unique design requirements and this acquisition provides the Company with a line of French-approved control panels which, coupled with Seriee's 10 agency offices located throughout France, give the Company a significant entrance into the French market. Prior to its acquisition, Seriee was a distributor for certain Company products.

    RAS. On June 25, 1997 the Company acquired 98.7% of the outstanding stock of RAS. RAS, with net sales of approximately $9.9 million per year, has the largest security equipment distribution network in Belgium, with five regional sales offices located throughout that country. The Company believes that RAS has significant technical expertise in CCTV and access control systems and is strategically located to service northern European customers by providing convenient technical support and inventory. RAS had been a distributor for the Company for over 15 years and, immediately prior to its acquisition, was the Company's second largest distributor.

PRODUCTS

    The Company produces and distributes a wide variety of electronic protection equipment, offering a single source of products to the professional installers who provide custom systems for different types of buildings and protection requirements. The Company's products include security, fire and access control systems and components, CCTV system components and the Security Escort multiple user help call system. The Company seeks to be a value leader by offering high quality and technologically advanced products at competitive prices. The Company believes that the commercial and mid- to high-end residential portions of the electronic protection industry recognize the quality of the Company's products and consider them to offer attractive value.

    The following table sets forth the Company's net sales for fiscal 1997 in each of the primary categories of products offered by the Company:

                                           Fiscal 1997
                                            Net Sales       Percent
      Product Type                        (in thousands)   of Total
      -------------                       --------------   --------

Security products                           $77,298         76.3%
Fire products                                13,029         12.9%
Access control products                       9,067          9.0%
CCTV products                                 1,857          1.8%
                                           ----------      -------
  Total                                    $101,251        100.0%
                                           ===========     =======

    From its inception until 1995, the Company was primarily a niche provider of intrusion detection devices. Following the shift in the Company's strategy in 1995 to expand the products it offers by acquisition and internal development, the Company has significantly expanded its product catalog by adding: (i) control and communication equipment with its purchase of Radionics in February 1996, (ii) wireless radio network products with its purchase of certain assets of Senses in July 1996, (iii) in-building wireless radio technology with its purchase of DA Systems in May 1997, and (iv) an additional line of security control panels with its acquisition of Seri<e'>e in June 1997. Since early 1995, the Company has introduced several internally developed products including, among others, its TriTech pet avoidance detectors, a control panel that offers both wired and wireless on-premise communication capability, an enhanced and broadened line of smoke detectors, a new line of passive infrared intrusion detectors, and a fire system control and communication product. In addition, the Company completed Radionics' second generation of integrated panels which are capable of simultaneously controlling a full-featured alarm system, fire system and access control system. The Company has also expanded its product catalog by entering into a number of alliances with partners that have technological capabilities that complement the Company's internal capabilities. One recent example of such an alliance brought about the Company's first entry into the CCTV market in fiscal 1997.

    SECURITY PRODUCTS

    Security systems consist of intrusion detectors coupled with control and communications equipment and, in many cases, notification devices. When a triggering event occurs, a detector senses the event and notifies the control equipment, which in turn causes the communications equipment to transmit an alarm signal to a remote central alarm monitoring service or directly to the police. The control equipment also activates notification devices such as strobes, horns and sirens if these options are features of the system.

        DETECTORS. Security detectors are the components of a security system which sense intrusion into protected areas. The Company markets security detectors under the brand names Detection Systems, Radionics, TriSense, DA Systems and Seriee. Security detectors differ in three primary respects:
the way they sense intrusion or another alarm condition, the way they communicate with control equipment and the type of information they transmit to the control equipment.

    The Company offers detectors which use six basic technological approaches for sensing the existence of an intrusion or other alarm condition:

        Type of Detector                             Operation
    -----------------------------------   -----------------------------------
    Passive infrared body heat detection  Passive infrared detectors operate by detecting the change in energy
                                          that occurs when a body of one
                                          temperature passes by a background
                                          of another temperature within the
                                          detector's field of view.
                                          Special processing techniques
                                          enable the detector to determine
                                          whether a change in energy is
                                          caused by a person or by some other
                                          false alarm source.

    Combination passive infrared and      Dual detectors combine passive
      microwave detection                 infared detectors with microwave
      ("dual detectors")                  detectors.  Microwave detectors
                                          generate microwave signals and detect
                                          either a reduction or distortion of
                                          received energy caused by an intruder.

    Photoelectric beam interruption    Photoelectric beam detectors consist of
                                       a light transmitter and a separate
                                       receiver.  The transmitter emits an
                                       invisible infrared beam to the receiver.
                                       If the beam is broken, the receiver
                                       signals an alarm.

    Acoustic glass break detection     Glass breakage detectors use
                                       microprocessor-based sound analysis
                                       technology to listen for the specific
                                       frequencies associated with breaking
                                       glass. They can be used to detect
                                       breakage of plate, tempered, laminated
                                       and wired glass.

    Vibration detection                Vibration or seismic detectors use three
                                       distinct detection systems to protect
                                       against attack from heavy objects,
                                       drilling or explosion. They are designed specifically for protection of vaults, safes and ATMs, but also can be used to protect other reinforced areas such as night deposit boxes, data storage cabinets and filing cabinets.

    Magnetic contacts                  Magnetic contacts are used primarily on
                                       doors and windows and signal the control equipment when an electrical connection is broken due to a protected door or window being opened.

These different types of detectors are needed for different types of applications in commercial and mid- to high-end residential security systems and complement each other in their system applications and the types of environments in which they function best. Many alarm systems incorporate several different types of detectors in a single alarm system to maximize the effectiveness of the system.

    Detectors can communicate with an alarm system's control equipment directly (wired), indirectly (wireless) or on a combined or "hybrid" basis (where the detector communicates via wireless transmission to a peripheral device which is wired to the control equipment). The Company offers detectors which are used in each of these types of systems. The information that detectors communicate to the control equipment ranges from a simple communication that an alarm event has occurred to, in a multiplex system, the identity of the detector sensing the alarm condition, the nature of the alarm condition and diagnostic information about the detector.

    The Company believes that for the markets it serves it offers the widest variety of detectors available from any single supplier and that its detectors are among the most advanced detectors available from any source. The Company believes that its detectors generally provide greater features, performance and reliability than its competitors' products. These characteristics are attractive to professional installers because they make installation easier, reduce service calls and expense, minimize false alarms and increase end-user satisfaction. Specific attributes of the Company's detectors include:

    * FEATURES. The Company offers a wide variety of detector types which incorporate certain special features such as field-interchangeable optic systems which permit installers to use the same detector for different coverage patterns by simply adjusting the mirror configuration; sensitivity controls which allow the installer to adjust the sensitivity of the detector as appropriate for the application to minimize false alarms; multiple mounting options to provide more installation flexibility; pointable optics that permit the coverage pattern to be directed thereby providing more mounting alternatives and allowing adjustment for changes in use without re-mounting; and a broad range of operating voltages for many detectors permitting them to be used in older or specialized security systems.

    * PERFORMANCE. Some examples of how the Company's products maximize performance are its patented signalling processing techniques ("motion analyzer processing") incorporated into its passive infrared and TriTech detectors which enables them to distinguish between the electronic signatures of valid and false alarm conditions. The Company's newest dual detectors can be used in residential or commercial environments to prevent up to 100-pound animals from causing the detector to detect an alarm condition but still be tripped by a human weighing less than 100 pounds. The Company's newest passive infrared models can distinguish and ignore smaller animals, such as rodents. Another example of the Company's detectors' performance capability is their ability to perform under a broad range of temperatures from -40<circle> fahrenheit through 120<circle> fahrenheit.

    * RELIABILITY. Each of the Company's detectors undergoes computer-based functional testing and in-circuit electrical testing to insure that it functions as designed. The Company further enhances the reliability of its more sophisticated detectors by incorporating patented software-based diagnostic systems in them that confirm the detectors are functioning in a number of respects and have not been blocked or "masked-off."

        CONTROL EQUIPMENT. The control components of a security system manage all the functions of the system and provide the link between the system's detectors and communications equipment. The Company markets control products under the brand names Radionics, Detection Systems, DA Systems and Seri<e'>e. The Company's control products include control panels which collect, interpret and transmit the signals from the detectors and arming stations which are used to program certain features of the system and to arm and disarm it. The Company's control and communication product offering was greatly expanded in 1996 by its acquisition of the Radionics control product line, which had a favorable industry reputation for alarm control and communication equipment.

    The Company's security control product line includes products that are used in all three types of systems installed by security professionals.
Conventional security systems include wired, wireless and hybrid (combination wired and wireless) systems and simply communicate that an alarm condition exists. In the next level, multiplex systems, each sensor is addressable, which means that the specific location of the alarm condition is reported. At the highest level, the Company's advanced multiplex systems feature the capacity to report back addressable test and alarm condition information, assuring that the system is working properly, and to report whether a detector has been tampered with.

    The Company has a wide range of control panels, ranging from its Detection Systems' low-cost six-zone panel which can operate six detection device circuits, to Radionics' recently introduced 246-zone fully integrated security, fire and access control panel which can operate a combination of up to 246 intrusion detection, smoke detection and access control circuits and devices. Features of the Company's control panels that enhance its ability to market its control panels include: (i) the ability to quickly communicate data about events occurring in the control system; (ii) the flexibility to select which information is reported locally and which is transmitted to a central monitoring station; (iii) the ability to specify how the keypad works for each user at each location; (iv) "robust" power supplies which ensure adequate power supply to the detectors, notification devices and other system components and
(v) enhanced transient immunity which protects the system from power surges and lightning.

        COMMUNICATIONS EQUIPMENT. The Company offers a broad line of communications equipment, ranging from Radionics' central station receiving equipment, which performs the function of receiving alarm signals from multiple sources, to transmission equipment capable of accessing telephone lines, as well as most of the alternative communication technologies which are commercially available. One of these technologies is BellSouth's new Cellemetry<reg-trade-mark> data service, which permits wireless transmission of alarm signals to a central station using existing cellular networks. Another is the ARDIS radio network, which offers a more secure alternative to telephone lines as the means for contacting a central monitoring station, and ultimately the police or fire department. In addition, the Company offers its Safecom long-range wireless alarm transmission system which allows a monitoring company to establish and maintain a proprietary two-way radio network to transmit and receive alarm signals. The Company also offers its Fastlink system which provides one-way radio communication of alarm signals to a remote monitoring station. The Company, through its Radionics and DA Systems subsidiaries, is licensed to manufacture and sell in the U.K. and U.S. derived channel communication devices that transmit alarm signals over the unused bands of standard telephone lines. This allows alarm signals to be transmitted at the same time a telephone line is being used for voice communications.

        SECURITY ESCORT. The Company's Security Escort product is a multiple user help call system which allows a user to alert appropriate security personnel as to their location, name, address and any handicap or other special data by using a palm-size transmitter. Security Escort systems may be enabled to permit a user to trigger a strobe and sound a siren as well. The primary components of a Security Escort system are a central command station which is monitored by security personnel, a Microsoft Windows<reg-trade-mark>-based system software package, transceivers, receivers and individual transmitters. This system uses a digital micro-cellular architecture which accommodates up to 16 million individual user ID codes. The system is now available through several regional and national installation companies. It has been successfully installed in college, prison, nursing home, psychiatric hospital, parking lot complex and museum environments.

    The Security Escort's advanced design features include: self-supervision of the system's operational integrity by internally generating and monitoring test transmissions; testing of transmitters by users; and system-generated notices regarding system maintenance requirements. Security Escort allows a user to test the system and his or her transmitter at any time and receive visual confirmation that both are functioning properly. In addition, the system software provides for full archiving of all system activity including victim tracking and alarm map recall.

    FIRE PRODUCTS

    Fire detection systems work in the same manner as security systems. In fact, many fire detection systems are operated in tandem with a security system by the same control equipment. Fire alarm systems range from conventional systems, which can sense and signal a fire condition or non-condition, to addressable systems, which permit identification of the triggered detector within the system, and analog systems, which permit communication of information regarding the condition of the environment at the detector location. The Company offers fire detection products under the brand names Detection Systems and Radionics. The Company's fire detection product line, which includes products for both residential and commercial applications, features detection components, dedicated control panels, communication equipment and notification devices.

        DETECTORS. The Company's fire detection components sense the presence of smoke and heat by employing a variety of technologies, including beam smoke detectors, photoelectric spot smoke detectors, ionization spot smoke detectors and heat probes. The Company's smoke detectors are differentiated by a patented chamber which provides increased immunity to dust, which is the leading cause of false fire alarms. The Company also has a patented automatic test and calibration feature which continuously senses and signals if dust or other conditions cause the detector's sensitivity to deviate from its acceptable range. The Company's fire detectors offer many of the same features as its security detectors and undergo the same stringent testing requirements.

        CONTROL EQUIPMENT. As described above, many of the Company's control panels operate both security and fire alarm systems; however, some of the Company's control panels are designed exclusively for operating fire alarm systems. The Company originally entered the fire detection business as an extension of the security products line by providing fire detection features and accessories through the security control panel. The Company is in the process of introducing two new control product lines for the dedicated fire market, a market which the Company has not historically addressed. One of these products utilizes state-of-the-art analog fire monitoring technology.

        COMMUNICATION EQUIPMENT. The technologies the Company's products provide for communicating fire alarm signals are the same as those provided by its security alarm communications equipment. In the fire systems market, the Company's capabilities in communications take on added importance because of National Fire Protection Association ("NFPA") guidelines requiring all local fire systems to have communications capability permitting alarm and trouble conditions to be monitored remotely. The Company was the first to develop a supplementary communications product specifically designed to permit existing systems to be updated to comply with NFPA guidelines. The Company's Safecom long-range wireless system provides fully-supervised two-way fire reporting by radio which provides enhanced security.

        NOTIFICATION DEVICES. The Company distributes a full range of notification devices such as strobes, horns and sirens varying in color and intensity which fully comply with the Americans with Disabilities Act. These products are distributed under the Company's name and are supplied by a leading specialty manufacturer of such products.

    ACCESS CONTROL PRODUCTS

    Electronic access control systems consist of equipment that can identify an authorized individual and permit that person to enter a restricted area. While intrusion control products protect the property when no one is on-site, access control products protect the property while it is occupied. The market for access control systems is divided into three major end-user categories: industrial, commercial, and governmental. Fear of crime, potential liability and convenience have created a significant retrofit market for access control products in addition to the new construction market.

    Access control systems can include card-based systems, CCTV-based systems, audio systems and bar code systems. The Company distributes access control products on an OEM basis under the brand names Readykey, Easikey and Radionics. Access control products sold by the Company include control systems, card readers, cards and detector accessories. Card-based technology is currently the most attractive option both in terms of price and reliability, and card-based systems currently dominate the access control market. Card-based systems are currently in place in a number of non-residential operations, including office buildings and hotels, and are becoming more prevalent in residential settings such as college campuses.

    CCTV PRODUCTS

        CCTV is a system of relaying video and audio signals from a camera to a monitor or a recording device. The term CCTV refers to a closed-circuit system sending signals to select receivers as opposed to a system broadcasting signals to the general public. The Company distributes CCTV products under the brand name DS Vision. These products consist of cameras, monitors, recorders, control units and other accessories. The Company distributes color and black-and-white as well as both high and low resolution cameras and monitors.

    Professional CCTV security and surveillance systems can be simple or complex. While a convenience store might employ a system consisting of a single camera and monitor, an airport system would likely include hundreds of cameras, monitors and video recorders along with computer-based control equipment and video multiplexers. Professionally installed CCTV systems are used in retail stores, banks, warehouses, office buildings, industrial sites, government facilities, casinos, mines, airports, prisons and, increasingly, in private homes. The Company is promoting a state-of-the-art system to enable authorized personal computer users to remotely "look in" on the CCTV system installed at their facility.

MARKETING

    The Company's primary customers are: (i) national and regional installation companies such as ADT, Ameritech, Checkpoint, Holmes Protection, Honeywell, Simplex, Wells Fargo and Westar; (ii) national distributors such as ADI in the U.S., Efsec in Sweden, Glastrak in the Netherlands and Rimi in Russia; and
(iii) original equipment manufacturers such as Pittway and ITI Technologies that integrate the Company's components into their finished products.
End-users of the Company's products include federal and state governments, Autozone, Boeing, J.C. Penney, Kmart, Northrop Grumman, Pepsico, Tandy and Wal-Mart. The Company has a sales force of approximately 105 representatives of which 50 are domestic and 55 are international. The Company presently has approximately 137 distributors that accounted for 13.4% of the Company's net sales during fiscal 1997.

    The Company's products are installed in industrial, commercial, institutional and residential buildings, in both new and upgraded system installations. Radionics and DA Systems sell their products to national dealer/installer networks which combine their products with those of other suppliers to form complete systems. Historically, Radionics has sold its products to installation companies in the high-end commercial, retail and governmental markets. More recently, Radionics has broadened its product offering by supplying products suitable for the residential market. Conversely, DA Systems has historically sold its products to installation companies and distributors for the small commercial and residential markets.

    In connection with the Company's international marketing initiative, it has opened six international sales offices. The Company's distributors and sales representatives cover an additional 50 countries. Foreign sales (including sales to Canada) accounted for approximately 16% of the Company's net sales in fiscal 1997.

    Domestically, large regional and national accounts are supported directly by regional sales and service managers. The Company's sales managers provide technical support to customers regarding system design, installation and service. The Company also conducts regular training programs for its customers as well as technical seminars at national and regional trade shows. A call to the Company's 800 sales number typically results in same-day shipment of most standard products from one of two warehouses. To support the on-site installer or service person, toll-free 800 lines connect directly to the Technical Service Department. Detection Systems and Radionics maintain regional sales/training personnel in 14 states.

    The Company markets the Security Escort multiple user help call system in North America and in Australia. While the system was initially designed for the protection of individuals on college and university campuses, it is suitable for many other applications. The Company is seeking additional distribution relationships to expand the market coverage for the system to other environments, such as apartment complexes, condominiums, retirement communities, hospitals, correctional facilities, governmental facilities and manufacturing facilities.

        The success of the Company depends heavily on the business it conducts with a limited number of significant customers. In fiscal 1997, 10.7%, 10.6% and 6.0% of the Company's net sales were attributable to Pittway, Ameritech and Honeywell, respectively. Pittway is a competitor of the Company across many of its product lines and purchases the Company's products to incorporate them into its products and systems. During October 1996, Ameritech (an established customer of the Company) began purchasing the Company's products through Pittway to utilize Pittway's distribution facilities. The Company has had long-standing relationships with most of its significant customers; however, it generally does not have supply contracts with them and they may unilaterally reduce or discontinue their purchases without penalty. The Company's loss of (or failure to retain a significant amount of business with) any of these customers could have a material adverse effect on the Company. The Company's acquisitions, its international marketing initiatives and its increased use of distributors have reduced the potential for sales fluctuations associated with the Company's largest customers.

COMPETITION

    The markets in which the Company operates are highly competitive. The Company's competitors include manufacturers of security and fire alarm equipment from all over the world. The Company believes its three major competitors are Pittway, the Berwind Group and C&K Systems. In addition, the Company may face competition from new entrants into these markets and increased competition from existing competitors. A number of the Company's competitors have substantially greater financial and other resources than the Company. In many cases the Company's competitors are concentrated in one market niche in the electronic protection industry, allowing them to concentrate their resources in that niche. The Company competes on the basis of providing superior value to customers with respect to both products and services. When selecting intrusion and fire detection equipment, professional installation and service companies consider the breadth of products offered by manufacturers and distributors, product performance and reliability, as well as the incorporation of advanced technological features such as automatic testing, efficiency of delivery, ease of installation and service, sales and technical support services and price. There can be no assurance that the Company's products and services will continue to be competitive and accepted by the market in the future.

MANUFACTURING

    The Company has manufacturing facilities in Fairport, New York; Zhuhai, China; Salinas, California; and Southall, England; although it has ceased using the Salinas and Southall plants for regular product manufacturing. The Company is ISO 9002 certified at all four of its manufacturing facilities.

    The Company designs its products and prepares specifications for the
component parts used in its products.   The Company purchases certain
components from outside sources and then assembles them into finished products. Before product assembly, components are sample tested for compliance with quality control standards and critical components are individually tested. The Company assembles circuit boards using both automatic and semi-automatic assembly equipment utilizing both pin-through-hole and surface-mount technologies. Intermediate quality control processes are used to evaluate components and products being transferred between assembly departments. Completed circuit boards are tested and calibrated against Company-defined performance standards.

    The Company's China manufacturing operations, which commenced during fiscal 1996, are conducted in a 70,000 square foot manufacturing facility in Zhuhai, People's Republic of China. Manufacturing operations and the first product shipments from the Company's China facility commenced in October 1995. Initially, the Company duplicated in this facility the proven manufacturing procedures historically used in its Fairport facility. Subsequently, the Company's management at the China facility has fine-tuned the manufacturing process to take advantage of local conditions. The Company has transitioned the manufacturing of many Detection Systems' motion sensors and most of Radionics' controls to the China manufacturing facility to take advantage of its lower production costs. The Company has ceased using the Radionics plant in Salinas, California for regular product manufacturing and is currently using the production area there primarily for product configuration. During fiscal 1997, approximately 25% of the Company's manufacturing output was produced at its China facility. The Company is in the process of consolidating its purchasing for all its manufacturing materials, which it expects will result in additional cost savings.

INTELLECTUAL PROPERTY

    The Company has obtained over 40 patents related to its products. While the Company obtains patents as appropriate and considers certain of its patents valuable, it does not believe any one of them by itself is crucial to the successful conduct of its business. The Company relies on a combination of patents, trademark registrations, copyrights and confidentiality agreements to protect its intellectual property.

    During the fiscal 1995, 1996 and 1997, the Company expended approximately $4.1 million, $4.7 million and $8.1 million, respectively, on research and development activities relating to the development of new products and the improvement of existing products.

SUPPLIERS

    The Company purchases raw materials and components worldwide from numerous suppliers. The vast majority of these materials are generally available from more than one supplier and the Company has not encountered any serious shortages or delays. Certain raw materials used in producing some of the Company's products can be obtained only from one or two suppliers, the shortage of which could adversely impact production of certain security equipment by the Company. The Company believes that the loss of any other single source of supply would not have a material adverse effect on its overall business.

REGULATION

    Many of the Company's products require approval by the FCC before they can be marketed in the United States. In addition, commercial acceptance of the Company's products is typically dependent on UL listing. The Company has successfully obtained FCC approval and UL listing of its products in the past; however, it cannot predict whether it will obtain approvals for future products or whether FCC regulations or UL listing requirements relating to the Company's current or future products might change. Failure to comply with FCC regulations or UL listing requirements, an inability to receive approval for products under development or a change in existing regulations or listing requirements that would make products non-compliant, could have a material adverse effect on the financial condition and results of operations of the Company. Most foreign countries have similar agencies and regulations, which could have the same impact on sales of the Company's products within those countries. In addition to the regulation of its products, the Company is subject to local, state, federal and foreign laws regarding the discharge of materials into the environment.

    A number of municipalities have enacted or are considering enacting legislation which penalizes false alarms which trigger responses by police or fire departments. The Company is unable to quantify the effects such legislation may have on the security and fire protection markets as a whole, but believes that false alarm legislation is causing installation companies and system buyers to be more inclined toward the use of higher quality equipment, such as that manufactured and sold by the Company.

    Compliance with federal, state and local laws and regulations regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment have not had, and are not expected to have, a material effect upon the capital expenditures, earnings or competitive position of the Company.

EMPLOYEES

    As of July 21, 1997, the Company directly employed 723 persons worldwide, including 340 in manufacturing, 86 in engineering and product development, 68 in customer service, 104 in sales, 93 in management and administration and 32 in marketing. In addition, the Company's China facility employs 387 persons who are under the supervision of the Company, including approximately 342 in manufacturing, eight in engineering and product development, two in customer service, two in sales and 33 in management and administration. None of the Company's employees is represented by a collective bargaining organization, and the Company's management believes employee relations are good.

PROPERTIES

    The Company conducts manufacturing, research and general office operations at its 92,000 square foot facility at 130 Perinton Parkway, Fairport, New York.

    Radionics' research, product configuration and general office operations are conducted at its 156,000 square foot facility located in Salinas, California, the lease on which expires in July 1999. The manufacturing of Radionics' products has been transitioned to the Company's China and Fairport facilities.

    The Company's China manufacturing operations are conducted in a 70,000 square foot manufacturing facility in Zhuhai, People's Republic of China. Detection Systems (HK) Ltd., a subsidiary of the Company ("DS Hong Kong"), leases the facility from the local Chinese government under a ten-year lease which expires May 31, 2005. DS Hong Kong has also entered into a sub-contracting agreement which runs through June 2000 and provides for the local Chinese government to arrange for personnel and utilities and for DS Hong Kong to furnish manufacturing equipment, raw materials and management services. Pursuant to this agreement DS Hong Kong pays a fee and production expenses to the local Chinese government and makes payments to the workers at the facility.

LEGAL

    The Company experiences routine litigation in the normal course of its business. The Company occasionally receives, and may receive in the future, communications from third parties claiming that the Company's products or technologies infringe on such parties' intellectual property rights. The Company does not believe that any pending or threatened litigation or intellectual property claims will have a material adverse effect on the financial condition or results of operation of the Company.


                                     MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the executive officers and directors of the Company:

       NAME                 AGE                  POSITION
--------------------   ------------   ----------------------------------------
Karl H.  Kostusiak          58        Chairman of the Board, Chief Executive
                                        Officer and President

David B.  Lederer           57        Executive Vice President and Director

Lawrence R.  Tracy          50        President of Detection Systems
                                      International, Inc. and Radionics, Inc., subsidiaries of the Company

Frank J.  Ryan              43        Vice President, Secretary and Treasurer

George E.  Behlke           39        Vice President, Engineering

Gary Holroyd                38        Vice President, Operations

Donald R. Adair             53        Director

Mortimer B. Fuller, III     55        Director

Edward C. McIrvine          63        Director

   KARL H. KOSTUSIAK has been President and Chief Executive Officer of the Company since its founding in 1968. He has been a director of the Company since 1968 and also serves as Chairman of the Board. He is a graduate of the State University of New York at Buffalo with a Bachelor of Science in Electrical Engineering and of the University of Rochester with a Master of Science in Electrical Engineering. Mr. Kostusiak is a member of and actively participates in the American Society for Industrial Security, the Central Station Alarm Association, the National Burglar and Fire Alarm Association, the National Fire Protection Association and the Security Industry Association.

   DAVID B. LEDERER, one of the founders of the Company, has been Executive Vice President of the Company since 1981 and a director since 1968. He is a graduate of the State University of Nebraska with a Bachelor of Science and Master of Science in Electrical Engineering. Mr. Lederer is a member of the American Society for Industrial Security, the Central Station Alarm Association, the National Burglar and Fire Alarm Association, the National Electrical Manufacturers Association and the Security Industry Association.

   LAWRENCE R. TRACY has been President of Detection Systems International, President of Radionics since March 1996. Both DSII and Radionics are subsidiaries of the

Company. Prior to joining the Company, Mr. Tracy was President and Chief Executive Officer of C&K Systems, Inc., a position he held for 13 years. Mr. Tracy is a member of the American Society for Industrial Security, the Central Station Alarm Association, the National Burglar and Fire Alarm Association, the National Fire Protection Association and the Security Industry Association.

   FRANK J. RYAN has been Vice President of the Company since 1988 and has served as the Company's Chief Financial Officer since 1982. He is also the Company's Secretary and Treasurer. He is a graduate of the State University of New York at Fredonia. Mr. Ryan is a member of the Institute of Management Accountants, the Central Station Alarm Association and the National Association of Manufacturing.

   GEORGE E. BEHLKE has served as the Company's Vice President, Engineering since May 1995. Mr. Behlke has been with the Company since 1977 and served as its Engineering Manager from 1984 until May 1995. His efforts in the development of intrusion and smoke sensors have resulted in numerous patents held by the Company. Mr. Behlke is a graduate of Alfred State Agriculture and Technical College.

   GARY HOLROYD has served as the Company's Vice President of Operations since November 1996, having held similar positions for Radionics and Expamet International PLC, Radionics' previous parent company, since 1975. He is a graduate of the University of Newcastle, United Kingdom.

   DONALD R. ADAIR has been a director of the Company since 1991 and also serves on the Board's Compensation, Stock Option and Audit Committees. He is the principal of Adair Law Firm, which was established in 1988 and focuses on serving businesses in Rochester, New York. He is a graduate of Harvard College and Cornell Law School. Mr. Adair is also a director of Stone Construction Equipment, Inc. in Honeoye, New York, and Victor Insulators, Inc. in Victor, New York.

   MORTIMER B. FULLER, III has been a director of the Company since 1990 and also serves on the Board's Compensation, Stock Option and Audit Committees. Since 1977, he has been President and Chief Executive Officer of Genesee and Wyoming Industries, Inc., a holding company in Greenwich, Connecticut which owns and operates regional and short line freight railroads and provides rail related services to railroads and shippers. He is a graduate of Princeton University, Boston University School of Law and Harvard Business School. Mr. Fuller is also a director of Genesee and Wyoming Industries and the American Short Line Railroad Association. He is a founding member of the Regional Railroads of America, and serves on that Association's executive committee. He is also a trustee of the Lawrenceville School.

   EDWARD C. MCIRVINE has been a director of the Company since 1981 and also serves on the Board's Compensation, Stock Option and Audit Committees. Since 1987, he has been a self-employed research and development management consultant and, from 1987 through 1991, he served as Dean of the College of Graphic Arts and Photography at the Rochester Institute of Technology in Rochester, New York. He is a graduate of the University of Minnesota and earned his Ph.D. in Theoretical Physics from Cornell University. He is an elected Fellow of the American Physical Society and served on the Board of the American Institute of Physics.

EXECUTIVE COMPENSATION

   SUMMARY COMPENSATION TABLE. The following table sets forth the compensation of the Company's Chief Executive Officer and certain other executive officers of the Company (collectively, the "Named Executive Officers") for fiscal years ended March 31, 1997, 1996 and 1995. The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during the years indicated.

                                                                Long Term
                                                              Compensation
                                   Annual Compensation           Awards
                                   -------------------         -----------
                                                      Other    Securities
Name and                                             Annual    Underlying   All Other
Principal         Fiscal                               Compen-    Options/     Compen-
Position           Year      Salary($)    Bonus($)    sation($)    SARS(#)  sation($)(2)
-----------       -------    ---------    -------     --------    --------  -----------
Karl H. Kostusiak   1997     212,100      403,333       --(3)           0      3,266
Chairman, President 1996     205,926        1,419      26,186           0      2,542
and CEO             1995      196,110     184,746       --(3)           0      2,625

David B. Lederer    1997      169,700      322,670       --(3)          0      3,364
Executive Vice      1996      164,741        1,135     27,956           0      2,534
President           1995      156,897      147,794       --(3)          0      2,625

Lawrence R. Tracy   1997     148,470      282,377       --(3)      18,775      3,301
President of        1996     144,148       31,648       --(3)           0          0
Detection Systems   1995      21,000      102,405       --(3)      60,000          0
International, Inc.
and
Radionics, Inc.

George E. Behlke    1997      108,150       81,790      24,761(4)   9,650      1,964
Vice President,     1996       89,363          723        --(3)         0      2,272
Engineering         1995          N/A          N/A         N/A        N/A        N/A

Gary Holroyd(1)     1997      117,636       74,587       --(3)      1,460        238
Vice President,     1996          N/A          N/A         N/A        N/A        N/A
Operations          1995          N/A          N/A         N/A        N/A        N/A

Frank J. Ryan       1997      108,150       59,308       --(3)      2,190      1,973
Vice President,     1996      105,000          723       --(3)          0      2,298
Secretary and       1995      100,000       35,017       --(3)      2,250      2,242
Treasurer

_________________________
(1)   Mr. Holroyd became an officer of the Company on November 7, 1996.
(2) Represents contributions by the Company to accounts of the named executive officers under the Company's 401(k) retirement savings plan.
(3)   Values are less than the minimum amount required to be reported.
(4) Includes $21,000 which represents the difference between the market value and the exercise price for a nonqualified stock option awarded during the fiscal year.

    OPTION GRANTS IN LAST FISCAL YEAR. The following table sets forth information with respect to stock options granted to the Named Executive Officers during fiscal 1997. Each grant was for incentive or nonqualified stock options to purchase Common Stock under the Company's 1992 Restated Stock Option Plan. All options are exercisable 40% after one year, 60% after two years, 80% after three years and 100% after four years. Options awarded prior to December 17, 1996 were adjusted to reflect the three-for-two stock split effected on that date. The Company has not granted any stock appreciation rights.

                                                                                                  Potential Realizable
                                       Percent of                                                   Value at Assumed
                     Number of            Total                                                   Annual Rates of Stock
                    Securities        Options/SARs      Exercise or                                       Price
                    Underlying         Granted to       Base Price   Market Price                   Appreciation for
                    Option/SARs        Employee in                                  Expiration         Option Term
                                                                                                   ------------------------
     Name            Granted (#)       Fiscal Year        ($/Sh)        ($/Sh)        Date             5% ($)       10% ($)
     ----            ----------        -------------    ----------   -------------   ----------    ----------     ---------
K. Kostusiak                  0              --             --            --              --           --            --
D. Lederer                    0              --             --            --              --           --            --
L. Tracy                  6,000            37.5%           10.00         13.50         11/6/06        37,740       95,640
                         12,775                            19.25         19.25         1/21/02        67,963      150,106
G. Behlke                 6,000            19.2%           10.00         13.50         11/6/06        37,740       95,640
                          3,650                            19.25         19.25         1/21/02        19,418       42,888
G. Holroyd                1,460             2.9%           19.25         19.25         1/21/02         7,767       17,155
F. Ryan                   2,190             4.4%           19.25         19.25         1/21/02        11,651       25,733


    OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES. The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during fiscal 1997 and unexercised options held as of March 31, 1997. The value of the underlying securities was determined by taking the market value at year-end minus the exercise price.
The market price of the Company's stock on March 31, 1997 was $17.50 per share.

                     Shares                            Number of Securities              Value of Unexercised
                    Acquired                          Underlying Unexercised            In-the-Money Options at
                       on             Value        Options at March 31, 1997 (#)          March 31, 1997 ($)
       Name        Exercise (#)       Realized($)    Exercisable / Unexercisable        Exercisable/Unexercissable
       ----        ------------       -----------  -----------------------------        --------------------------
K. Kostusiak                0                 0                0 / 0                            0 / 0
D. Lederer                  0                 0                0 / 0                            0 / 0
L. Tracy                    0                 0           36,000 / 42,775                 474,000 / 338,644
G. Behlke               6,444           101,465            1,500 / 11,150                  19,000 / 127,875
G. Holroyd                  0                 0            3,000 / 5,960                   41,000 / 58,945
F. Ryan                 3,240            19,408            1,800 / 2,640                   22,800 /  1,868

    At March 31, 1997, Messrs. Kostusiak, Lederer and Ryan had stock option loans outstanding that totaled $182,910, $134,117 and $66,999, respectively. As of June 6, 1996, the outstanding balances were $167,285, $121,210 and $59,091, respectively. The loans carry interest rates ranging from 5.54% to 8.42%.

EMPLOYMENT AGREEMENTS

    EXECUTIVE AGREEMENTS. The Company has employment agreements with three of its executive officers, Messrs. Kostusiak, Lederer and Tracy (the "Executive Agreements"). The Executive Agreements with Messrs. Kostusiak and Lederer are through May 2002 and the agreement with Mr. Tracy is through February 1999. The Executive Agreements provide for severance benefits under certain circumstances. The terms "change of control," "cause" and "disability" are used in the following description as defined in the Executive Agreements. The Executive Agreements terminate upon the executive's death or permanent disability except as described below.

    Under the agreements with Messrs. Kostusiak and Lederer, if the Company terminates the executive's employment without cause, the Company will continue compensation and benefits to the executive for the then remaining balance of the term of employment or for a period of three years from the date of termination, whichever is longer. Under such circumstances, Mr. Tracy's agreement provides that his compensation will continue for the then remaining balance of the term of employment or for a period of one year from the date of termination, whichever is longer. The continuation of compensation and benefits includes the executive's base salary plus participation in all applicable executive incentive compensation plans and fringe benefit packages. Further, if Mr. Kostusiak's or Mr. Lederer's employment is terminated by the Company without cause after expiration of the agreement but prior to the Company and the executive reaching agreement with respect to the executive's retirement benefits, the Company will also continue the executive's compensation and benefits for a period of two years from the date of termination.

    If the Company terminates Mr. Kostusiak's or Mr. Lederer's employment for cause, each will receive compensation and benefits for the remaining balance of the term of employment or for a period of three years from the date of termination, whichever is longer, provided that this compensation is reduced by any monetary damage suffered by the Company due to the cause. The same applies for Mr. Tracy, except that compensation and benefits will continue for the remaining balance of the term of employment or for a period of one year from the date of termination, whichever is longer.

    If, within four months after a "change in control," as defined in the Executive Agreements, Mr. Kostusiak's or Mr. Lederer's employment is terminated by the Company or the executive, each would be entitled to receive: (a) the base salary through the termination date, as in effect at the time of termination or at the time the change in control occurs, whichever is higher, plus any bonus which has been earned but not yet paid; (b) an amount equal to three times the highest total base salary and bonus compensation paid to him in any of the Company's preceding three fiscal years; and (c) the continuation of fringe benefits for three years after termination. No provision relating to a change of control is included in Mr. Tracy's agreement.

    All three agreements restrict the executives from competing with the Company for various periods subsequent to termination of employment, depending on the circumstances of the termination.

    PENSION PROVISIONS. Effective April 1996, the Company approved the addition of a pension plan for Messrs. Kostusiak and Lederer in their Executive Agreements. Under the terms of the Executive Agreements, the Company will pay each of them retirement benefits for his lifetime and for his spouse's lifetime, if his spouse survives him, as follows: (i) a retirement wage benefit initially equal to 12% of his base salary on the date of his retirement or death, increased each year thereafter by any increase, less 0.5%, in the Consumer Price Index (except that the wage benefit shall be 75% of that amount after executive's death); (ii) continuation of his full health insurance or similar benefit for him and his spouse; and (iii) continuation of any other benefit programs that provide continuation pursuant to their terms.

    Based on a 5% compounded annual increase in their base compensation, and assuming that they each retire at age 65, the estimated initial annual benefit that would be payable to Messrs. Kostusiak and Lederer under the pension plan provision in their Executive Agreements would be $34,108 and $27,290, respectively.

    The Executive Agreements further provide that: (i) the payment of retirement benefits may be terminated if an executive has violated the non-competition provisions of his Executive Agreement, and (ii) the Company will purchase and maintain life insurance sufficient to fund the estimated benefits for the spouse (any excess policy proceeds to be available, if agreed, to purchase shares of the Company's Common Stock held in the executive's estate) and the policy or policies of such insurance shall be held in a trust designed for this purpose.

    CHANGES IN MR. LEDERER'S EMPLOYMENT. Mr. Lederer has advised the Company that, subject to the successful completion of this offering, he intends to reduce the scope of his employment to part-time. The Company is willing to employ Mr. Lederer on a part-time basis and is presently negotiating the terms of such employment with Mr. Lederer.

                         PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of July 21, 1997 and as adjusted to reflect the sale of 1,072,000 shares of Common Stock by the Company and the sale of 228,000 shares of Common Stock by the Selling Shareholders, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Selling Shareholders, (iii) each director of the Company, (iv) each of the Named Executive Officers and (v) all executive officers and directors of the Company as a group.

                                  Shares Beneficially               Shares Beneficially
                                      Owned Prior     Shares to be      Owned After
                                    To Offering(1)       Sold in         Offering(1)
    Name of Beneficial Owner       Number   Percent    Offering      Number  Percent
    _______________________        -----    ------     ---------     ------  -------
Donald R. Adair                    1,549(2)      *            0       1,549       *
George E. Behlke                  38,393(3)(4)   *            0      38,393       *
Mortimer B. Fuller, III            5,670(5)      *            0       5,670       *
Gary Holroyd                       4,725(3)      *            0       4,725       *
Karl H. Kostusiak                636,161(4)      12.9%   60,000     576,161    9.6%
David B. Lederer                 451,276(4)       9.3%  150,000     301,276    5.1%
Edward C. McIrvine                25,325(6)      *            0      25,325       *
Frank J. Ryan                     78,212(3)(4)(7) 1.6%    8,000      70,212    1.2%
Lawrence R. Tracy                100,008(3)(4)    2.1%   10,000      90,008    1.5%

All Directors and Executive
  Officers
  as a Group (9 persons)       1,341,319(2)-(7)  26.2%  228,000   1,113,319   18.0%
Dimensional Fund Advisors, Inc.  253,572          5.3%        0     253,572    4.4%

_________________________
*    Percentage of Common Stock owned is less than 1%.
(1) For all shares listed, each person possesses both sole voting and investment power, except for those shares indicated in notes (2) - (7) below. The share amounts include the shares of Common Stock actually owned as of July 21, 1997 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of July 21, 1997 upon the exercise of options or retirement are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(2) Includes 1,173 shares held in custodianship for Mr. Adair's children under the Uniform Gifts to Minors Act of New York for which shares Mr. Adair disclaims beneficial ownership.
(3)  Includes 1,500, 3,000, 1,800, 36,000 and 42,300 shares which may be acquired upon exercise of warrants and options held by Messrs. Behlke, Holroyd, Ryan, Tracy and all directors and executive officers as a group, respectively.
(4)  Includes  9,234, 179,840, 117,465, 8,492, 6,488 and 321,519 hypothetical shares credited to the accounts of Messrs. Behlke, Kostusiak, Lederer, Ryan, Tracy and all directors and executive officers as a group, respectively, pursuant to the Company's deferred compensation plans, which shares may be acquired upon retirement.
(5) Includes 2,025 shares held by Mr. Fuller's wife for which shares he disclaims beneficial ownership.
(6) Includes 20,300 shares held by Dr. McIrvine's wife for which shares he disclaims beneficial ownership.
(7) Includes 810 shares held in trust for Mr. Ryan's son under the Uniform Gifts to Minors Act of New York for which shares Mr. Ryan disclaims beneficial ownership.


                            DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    The authorized capital stock of the Company consists of 12,000,000 shares of common stock, par value $0.05 per share (the "Common Stock"). As of the date of this Prospectus, there are 4,743,894 issued and outstanding shares of Common Stock. As of such date, there are outstanding options to purchase 319,120 shares of Common Stock pursuant to the Company's 1992 Restated Stock Option Plan at exercise prices ranging from $3.75 per share to $22.75 per share with a weighted average exercise price of $6.10 per share. In addition, the Company has outstanding warrants to purchase 15,000 shares of Common Stock for $3.83 per share and 1,500 shares of Common Stock for $13.50 per share. There are also 98,019 shares of Common Stock issuable under the Company's Deferred Compensation Plan and 278,528 shares of Common Stock issuable under the Company's Deferred Stock Bonus Plan. The following description of the Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The Common Stock possesses ordinary voting rights, and the holders thereof vote together as a single class for the election of directors and in respect of other corporate matters. Holders of shares of Common Stock are entitled to one vote per share, and cumulative voting of shares is not permitted. In the event of the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive and share ratably in all net assets available for distribution to shareholders after satisfaction of the Company's liabilities. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of Common Stock are entitled to such dividends as may be declared by the Company's Board of Directors and paid out of funds legally available therefor. See "Dividend Policy."

CERTAIN PROVISIONS OF  LAW

    The Company is subject to anti-takeover provisions under New York law that apply to a public corporation organized under New York law unless the corporation has elected to opt out of such provisions in its Certificate of Incorporation or, depending on the provision in question, its By-Laws. The Company has not elected to opt out of these provisions. The Common Stock is subject to the "affiliated transaction" provisions of Section 912 the New York Business Corporation Law. These provisions, subject to certain exceptions, restrict business combinations between the Company and interested shareholders unless either the business combination or the acquisition of shares making a person an interested shareholder (the "Triggering Acquisition") is approved by the Board of Directors prior to the date of the Triggering Acquisition. Once the provisions are triggered, a business combination must either (i) meet stringent fairness requirements, or (ii) after five years from the Triggering Acquisition have elapsed, be approved by the holders of a majority of the outstanding voting shares of the Company excluding the interested shareholder.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                    UNDERWRITING

    The underwriters named below (the "Underwriters"), acting through their representatives, Raymond James & Associates, Inc. and Needham & Company, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                     Number of
            Name                                      Shares
    ---------------------------------                ---------

    Raymond James & Associates, Inc.
    Needham & Company, Inc.















                                                     -----------
              Total
                                                     ===========
    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

    The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers, including the
Underwriters, at such price less a concession not in excess of $     per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $     per share to certain other dealers.  After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Certain of the Underwriters and the selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 103 permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making activity when Rule 101 would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution of the Common Stock. Each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the Registration Statement of which this Prospectus forms a part.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 195,000 additional shares of Common Stock, at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities in connection with this offering, including liabilities under the Securities Act.

    The Company, its officers and directors and the Selling Shareholders have agreed that for a period of 120 days following the date of this Prospectus, they will not, except with the prior written consent of Raymond James & Associates, Inc., acting for the Underwriters, sell, contract to sell or otherwise dispose of any shares of Common Stock. This restriction does not apply to shares sold by Selling Shareholders hereunder or certain issuances of Common Stock by the Company pursuant to its stock option plans. See "Risk Factors-Shares Eligible for Future Sale."

    The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus forms a part.


                                    LEGAL MATTERS

    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and for the Selling Shareholders by Nixon, Hargrave, Devans & Doyle LLP, Rochester, New York, and for the Underwriters by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., Tampa, Florida.


                                       EXPERTS

    The consolidated financial statements and financial statement schedule of the Company as of March 31, 1995, 1996 and 1997, and for each of the three fiscal years in the period ended March 31, 1997, included herein and/or incorporated by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1997, have been so included herein and/or incorporated by reference in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such reports, proxy statements and other information can be obtained from the Commission's web site at http://www.sec.gov. Quotations relating to the Common Stock appear on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration

Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this
Prospectus:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997;

    (b) the Company's Proxy Statement relating to its 1997 Annual Meeting of Shareholders; and

    (c) the Company's Current Report on Form 8-K dated May 7, 1997 and filed with the Commission on May 21, 1997.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive offices:
Attn: Secretary, 130 Perinton Parkway, Fairport, New York 14450, telephone number (716) 223-4060.

                               DETECTION SYSTEMS, INC.

                     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants                                       F-2

Consolidated Balance Sheets at March 31, 1995, 1996 and 1997            F-3

Consolidated Statement of Operations and Retained Earnings for the
   years ended March 31, 1995, 1996 and 1997                            F-4

Consolidated Statement of Cash Flows for the years ended March 31,
   1995, 1996 and 1997                                                  F-5

Notes to Consolidated Financial Statements                              F-6

                Report of Independent Accountants



To the Board of Directors and
Shareholders of Detection Systems, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Detection Systems, Inc. and its subsidiaries at March 31, 1995, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse LLP

Rochester, New York
June 2, 1997




                                F-2


                    DETECTION SYSTEMS, INC.
                   CONSOLIDATED BALANCE SHEET

At Year Ended March 31,                 1995        1996        1997
                                     ---------    ---------   ---------
Assets
Current assets:
Cash and cash equivalents           $4,597,047   $  930,012  $2,244,265
                                     4,597,047
Short term investments               2,421,546
Accounts receivable, less allowance
for doubtful accounts ($100,000 in
1995, $235,000 in 1996 and
$313,800 in 1997)                    4,916,052   10,482,660  15,246,309
Inventories                          5,255,724   14,065,843  29,995,215
Deferred income taxes                  354,500    1,554,900   2,132,156
Prepaid expenses and other assets      408,406    1,392,913     883,137
                                    ----------   ----------  ----------
                                    17,953,275   28,426,328  50,501,082
                                    ----------   ----------  ----------
Fixed assets, net                    3,920,571    7,085,357  11,057,256
Property under capital lease, net    2,725,513    2,491,475     190,915
Deferred income taxes                             3,983,200   3,046,200
Goodwill and other intangibles, net               3,762,327   2,942,626
Other assets                           145,934      148,891     537,772
                                    ----------   ----------  ----------
                                   $24,745,294  $45,897,578 $68,275,852
                                    ==========   ==========  ==========
Liabilities and Shareholders' Equity
Current liabilities:
Notes payable                                    $1,183,750
Current portion of long term debt                              $953,648
Current portion of capital
lease obligation                      $434,934      559,860     147,574
Accounts payable                     1,213,958    6,231,737  12,259,380
Accrued payroll and benefits         1,074,103    1,566,777   2,818,487
Other accrued liabilities              266,526    3,171,914   3,254,593
                                    ----------   ----------  ----------
                                     2,989,521   12,714,038  19,433,682
                                    ----------   ----------  ----------
Long term liabilities                  288,200    1,931,900   1,173,694
Obligations under capital leases       745,733      186,471      54,125
Long term debt                                   17,750,000  28,031,802
Deferred compensation                1,527,638    1,745,886   1,751,281

Shareholders' equity:
Common stock, par value $.05 per
share
Authorized - 12,000,000 shares
Issued - 2,792,489 shares in 1995,
2,811,361 shares in 1996 and
4,478,993 shares in 1997               139,624      140,568     223,950
Capital in excess of par value       6,853,246    6,972,431   9,448,917
Retained earnings                   12,724,265    4,869,022   8,594,306
                                    ----------   ----------  ----------
                                    19,717,135   11,982,021  18,267,173
Less - Treasury stock, at cost         (36,326)     (12,363)    (52,553)
Notes receivable for stock purchases  (486,608)    (392,514)   (378,373)
Cumulative translation adjustment                    (7,861)     (4,980)
                                     ----------  ----------  ----------
                                     19,194,201  11,569,283  17,831,267
                                     ----------  ----------  ----------
                                    $24,745,293 $45,897,578 $68,275,851
                                     ==========  ==========  ==========
  See accompanying notes to consolidated financial statements.

                               F-3


                     DETECTION SYSTEMS, INC.
   CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

Year ended March 31,                     1995         1996          1997

Net sales                         $34,336,336  $41,857,809  $101,251,380

Costs and expenses:
 Production                        20,829,843   27,978,460    64,916,410
 Research and development           4,070,443    4,699,643     8,114,671
 Purchased in-process research
  and development                                9,350,000
 Marketing, administrative and
  general                           6,788,924   10,514,797    21,411,444
                                    ---------   ----------    ----------
                                   31,689,210   52,542,900    94,442,525
                                   ----------   ----------    ----------
Operating income (loss)             2,647,126  (10,685,091)    6,808,855

Interest income                       113,420      340,311       206,049
Interest expense                     (168,557)    (320,463)   (1,764,620)
                                   ----------   ----------    ----------
Income (loss) before income taxes   2,591,989  (10,665,243)    5,250,284

Provision (benefit) for income
     taxes                          1,077,500   (2,810,000)    1,525,000
                                   ----------   ----------    ----------
Net income (loss)                   1,514,489   (7,855,243)    3,725,284

Retained earnings at beginning
     of year                       11,209,776   12,724,265     4,869,022
                                   ----------   ----------    ----------
Retained earnings at end of year  $12,724,265  $ 4,869,022    $8,594,306
                                                 4,869,022     8,594,306
                                   ==========   ==========    ==========
Earnings (loss)  per common and
 common equivalent share                 $.35       ($1.83)         $.76
                                          ===        =====           ===

  See accompanying notes to consolidated financial statements.

                               F-4

                     DETECTION SYSTEMS, INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended March 31,                    1995        1996        1997
                                      ---------   ---------   ---------
Cash flows from operating
activities:
 Net income (loss)                   $1,514,489 ($7,855,243) $3,725,284
                                      ---------  ----------  ----------
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Depreciation and amortization      1,502,516    2,043,373   2,737,438
  Purchased in-process research
   and development                                9,350,000
  Loss (Gain) on disposition of
    fixed assets                         8,561      275,349     (14,670)
  Deferred compensation                103,933      218,248       5,395
  Deferred income taxes               (123,500)  (3,536,000)    177,800
  Stock based compensation              48,800       34,763     146,950
 Changes in operating assets and
   liabilities:
  Accounts receivable                  480,783   (1,156,325) (4,763,649)
  Inventories                          590,227   (4,264,805)(15,929,372)
  Prepaid expenses and other assets      3,069     (634,523)    120,895
  Accounts payable                     514,680    2,354,624   6,027,687
  Accrued payroll and benefits         102,232      190,159   1,251,710
  Other accrued liabilities            (62,592)    (460,930)    (99,684)
                                     ---------   ----------  ----------
  Total adjustments                  3,168,709    4,413,933 (10,339,500)
Net cash provided by (used in)
  operating activities               4,683,198   (3,441,310) (6,614,216)
                                     ---------   ----------  ----------
Cash flows from investing
activities:
 Purchase of Radionics net of cash
  acquired                                      (17,965,381)
 Capital expenditures               (1,358,009)  (3,376,867) (3,968,349)
 Short term investments             (2,437,842)   2,421,546
                                     ---------   ----------  ----------
Net cash (used in) investing
 activities                         (3,795,851) (18,920,702) (3,968,349)
                                     ---------   ----------  ----------
Cash flows from financing
activities:
 Notes payable                                    1,183,750
 Proceeds from long term debt                    17,750,000  10,047,007
 Principal payments on long term
  debt and capital lease obligations  (401,815)    (434,336)   (539,939)
 Issuance of common stock              140,375       94,295   2,238,805
 Stock options exercised                47,733      109,129     148,064
                                     ---------   ----------  ----------
Net cash (used in) provided by
 financing activities                 (213,707)  18,702,838  11,893,937
                                     ---------   ----------  ----------
Effect of exchange rate changes                      (7,861)      2,881
Net increase (decrease) in cash
 and cash equivalents                  673,640   (3,667,035)  1,314,253
Cash and cash equivalents at
 beginning of year                   3,923,407    4,597,047     930,012
                                     ---------   ----------  ----------
Cash and cash equivalents at
 end of year                        $4,597,047   $  930,012  $2,244,265
                                     =========    =========   =========
Cash paid during the year for:
Interest                            $  173,709   $  226,929  $1,574,812
                                     =========    =========   =========
Income taxes                        $1,141,276   $1,041,284  $1,095,754
                                     =========    =========   =========

  See accompanying notes to consolidated financial statements.

                               F-5


                     DETECTION SYSTEMS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  MARCH 31, 1995, 1996 AND 1997

NOTE 1 - DESCRIPTION OF OPERATIONS AND ACCOUNTING POLICIES:

DESCRIPTION OF OPERATIONS -

Detection Systems, Inc. ("the Company") designs, manufactures and markets electronic detection, control and communication equipment for the security, fire protection, access control and CCTV industries. From its inception in 1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product offerings, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market scope.

PRINCIPLES OF CONSOLIDATION -

The consolidated financial statements of the Company include all majority-owned U.S. and non-U.S. subsidiaries. Intercompany accounts, transactions and profits are eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year-end as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS -

Cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

INVESTMENTS -

The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity
Securities." All of the Company's reported investments are classified as available for sale. Accordingly, unrealized holding gains and losses, net of applicable taxes, are excluded from income and recognized as a separate component of shareholders' equity until realized.

INVENTORIES -

Inventories, which include materials, labor and overhead, are recorded at the lower of cost, determined by the first-in, first-out method, or market value.

FIXED ASSETS AND PROPERTY UNDER CAPITAL LEASE -

The building and related improvements are depreciated using the straight-line method over an estimated useful life ranging from
26 to 40 years. Land improvements, machinery and equipment, production tooling and furniture are depreciated on the straight-line method over estimated useful lives ranging from three to ten years.  Expenditures for maintenance and repairs are
charged to expense as incurred.   Major improvements are capitalized.

                               F-6

GOODWILL AND OTHER INTANGIBLES-

Goodwill and other intangibles represents the excess of the cost of net tangible assets acquired in business combinations over their fair value. Goodwill and other intangibles are amortized using the straight-line method over periods ranging from three to twenty years. The Company evaluates goodwill and intangibles for impairment at least annually by comparing its best estimate of undiscounted future cash flows to the respective carrying amount. Accumulated amortization at March 31, 1996 and 1997 was approximately $69,000 and $494,000, respectively.

RETIREMENT PLANS -

The Company has two defined contribution pension plans which, in aggregate, cover substantially all domestic employees. The first plan requires the Company to match 100% of an employee's contribution up to one percent of the employee's base salary and 25% of an employee's contribution between two and four percent of the employee's base salary. The second plan permits employees to contribute up to 20% of their eligible earnings. Annual contributions by the Company, out of its net profits, are in amounts approved by the Company's Board of Directors.

The Company's contributions to these plans were approximately
$113,000, $117,000 and $155,000 in 1995, 1996 and 1997,
respectively.

During the first quarter of fiscal 1997 the Company established a defined benefit pension plan for certain key executives. The plan provides for an annual benefit of 12% of their ending annual compensation and medical expense coverage for life after retirement. The liability is being recognized over their remaining service periods.

REVENUE RECOGNITION -

Revenues are recognized when product is shipped.

RESEARCH AND DEVELOPMENT COSTS -

All product development costs are charged to operations during the period incurred.

FOREIGN CURRENCY TRANSLATION -

Assets and liabilities of non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component of shareholders' equity.

STOCK BASED COMPENSATION -

The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," which requires compensation cost to be recognized based on the difference, if any, between the quoted market price of the stock on the grant date and the amount an employee must pay to acquire the stock.

INCOME TAXES -

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities applying enacted statutory rates in effect for the year in which the differences are expected to reverse.

STOCK SPLIT -

On November 7, 1996, a meeting of the Board of Directors was held authorizing a three-for-two stock split effective December 17, 1996 for shareholders of record at the close of business on November 27, 1996. All references in the consolidated financial statements referring to share prices, per share amounts and stock plans have been adjusted retroactively for the three-for-two stock split.

                               F-7

EARNINGS PER SHARE -

The computation of earnings (loss) per common and common equivalent share is based upon the weighted average number of common and common equivalent shares outstanding during the period. The weighted average common and common equivalent shares used in this calculation, as adjusted to reflect the three-for-two stock split, were 4,483,706, 4,285,238 and 4,933,541 in 1995,
1996 and 1997, respectively.

The earnings per share computations do not consider common equivalent shares when the Company is in a loss position or when the effect of such inclusion is anti-dilutive. There was no material difference between primary and fully diluted earnings per share in 1995, 1996 and 1997, respectively.

CONCENTRATION OF CREDIT RISK -

Financial instruments which potentially expose the Company to concentration of credit risk consist principally of bank deposits, temporary investments and accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS -

The carrying amount of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and notes payable, approximates their fair value at March 31, 1996 and 1997 as the maturity of these instruments is short term. The carrying amount of the Company's long term debt obligations approximates their fair value as the interest rates on such obligations approximate the market rate at March 31, 1996 and 1997.

CASH FLOW STATEMENT -

The Company accepted notes receivable from employees for stock purchases in the amount of $258,071, $13,314 and $22,758 in 1995,
1996 and 1997, respectively.

NEW ACCOUNTING STANDARDS -

In February 1997, SFAS No. 128, "Earnings Per Share," was issued by the Financial Accounting Standards Board. SFAS No. 128 specified modifications to the calculation of earnings per share from that currently used by the Company. Under SFAS No. 128, "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding and other potential common shares (e.g. stock options and warrants) if they are dilutive. SFAS No. 128 is effective for periods ending after December 15, 1997 and will be adopted at that time. Had the Company determined earnings per share in accordance with SFAS No. 128, for the years ended March 31, 1995, 1996 and 1997, basic pro forma earnings (loss) per share would have been $.37, ($1.87) and $.85, respectively, and pro forma diluted earnings (loss) per share would have been $.34, ($1.87) and $.75, respectively.


NOTE 2 - ACQUISITION

In July 1996, the Company acquired certain assets and patent rights of Senses International, Inc., a manufacturer of long range wireless alarm transmission equipment. The Company paid approximately $600,000 for these assets.

In February 1996, the Company acquired all of the stock of Radionics, Inc. (Radionics) for a total cash purchase price, including expenses, of approximately $18.2 million. Funding for the acquisition was provided by borrowings from a commercial bank pursuant to a term loan facility (Note 6).

                               F-8

The acquisition was accounted for under the purchase method, and Radionics' results of operations have been consolidated with the Company's results of operations effective as of the acquisition date. The Company made a determination and allocation of the purchase price as of the acquisition date and finalized this allocation during fiscal 1997. The allocation of purchase price consisted of the following:

Accounts receivable                              $ 4,410,300
Inventories                                        4,545,300
Other current assets                               1,638,100
Accounts payable and other current liabilities    (6,032,000)
                                                 -----------
Net working capital acquired                       4,561,700
Fixed assets                                       1,803,600
Purchased in-process research and development      9,350,000
Goodwill and other intangibles                     3,351,400
Other non-current items, net                        (899,500)
                                                 -----------
  Total purchase price, including expenses       $18,167,200
                                                 ===========

The valuation of technology, including other intangibles, was accomplished through the application of an income approach. Projected debt-free income, revenue net of provision for operating expenses, income taxes and returns on requisite assets were discounted to a present value. This approach was used for each of the Radionics product lines. Technology was divided into two categories: current products and in-process research and development.

Current products included those products currently in the market place as of the acquisition date and products which, while still in the development stage at the acquisition date, were technologically feasible. The fair market value of the purchased current products was determined to be $890,000. This amount is recorded as an intangible asset and is being amortized on a straight line basis over three years.

Purchased in-process research and development included the value of products still in the development stage, but not considered to have reached technological feasibility. As a result of the valuation, the fair market value of the purchased in-process research and development was determined to be $9,350,000. In accordance with generally accepted accounting practice, this amount was expensed upon acquisition in the fourth quarter of fiscal 1996.

The following table summarizes, on an unaudited, pro forma basis, the estimated combined results of operations of the Company as though the acquisition was made at the beginning of 1995 and 1996. For purposes of preparing the unaudited pro forma information, the results from Detection Systems' years ended March 31, 1995 and 1996 have been combined with the results of Radionics' years ended December 31, 1994 and 1995, respectively. The pro forma amounts do not necessarily reflect the results that actually would have been obtained had the transaction taken place at the beginning of periods indicated, nor are they intended to be a projection of future results:

                                 1995         1996
                                ------       ------
                                     (Unaudited)
Net revenues                  $78,550,000  $81,285,000
Costs and expenses             84,671,000   93,509,000
Loss before taxes              (6,121,000)
                                           (12,224,000)
Net loss                       (3,780,000)
                                            (7,706,000)
Net loss per share                  ($.88)      ($1.80)

The charge for in process research and development of $9,350,000 is reflected in the fiscal year 1996 amounts above.

                               F-9

NOTE 3 - INVENTORIES:

Major classifications of inventory are as follows.

Year Ended March 31,              1995         1996         1997
                                  ----         ----         ----
Component parts                $2,300,894  $ 6,924,870  $20,636,368
Work in process                   475,927      705,473    2,697,459
Finished products               2,853,903    7,414,700    8,276,688
                                ---------   ----------   ----------
                                5,630,724   15,045,043   31,610,515

Less-Reserve for obsolescence    (375,000)    (979,200)  (1,615,300)
                                ---------   ----------   ----------
                               $5,255,724  $14,065,843  $29,995,215
                                =========   ==========   ==========


NOTE 4 - FIXED ASSETS:

Major classifications of fixed assets are as follows.

Year Ended March 31,                 1995         1996         1997
                                     ----         ----         ----
Land and improvements             $  211,735   $  219,435  $   714,582
Building and improvements          1,503,103    2,490,409    4,001,527
Machinery and equipment            7,099,144    9,802,633   14,080,783
Production tooling                 3,140,152    3,134,229    3,865,900
Furniture                            701,142    1,120,620    1,268,455
                                  ----------   ----------   ----------
                                  12,655,276   16,767,326   23,931,247

Less - Accumulated depreciation   (8,734,705)  (9,681,969) (12,873,991)
                                  ----------   ----------   ----------
                                  $3,920,571   $7,085,357  $11,057,256
                                   =========    =========   ==========

Total depreciation expense on fixed assets was approximately
$1,197,700, $1,711,100 and $2,126,700 in 1995, 1996 and 1997,
respectively.


NOTE 5 - CAPITAL LEASES:

During 1982, the Company entered into an agreement with a local government agency under which the agency's bond proceeds of $3,800,000 were used to purchase land and construct an operating facility for lease to the Company. These expenditures had been recorded as property under capital lease.

The lease, which required quarterly principal payments of $63,330 plus interest at two-thirds of a designated bank's prime lending rate, extended to October 1997. However, all outstanding principal on this obligation was repaid in June 1996, at which time title to the property passed to the Company.

The Company has various equipment under capital lease agreements which require payments of principal and interest of $156,117 in 1998; $38,934 in 1999 and $28,682 in 2000.

                              F-10

Property under capital leases consist of the following.

Year Ended March 31,              1995         1996         1997
                                  ----         ----         ----
Land and improvements          $  495,147  $  495,147
Building                        2,938,072   2,938,072
Machinery and equipment         1,327,591   1,327,591  $1,316,044
                                ---------   ---------   ---------
                                4,760,810   4,760,810   1,316,044

Less-Accumulated depreciation  (2,035,297) (2,269,335) (1,125,129)
                                ---------   ---------   ---------
                               $2,725,513  $2,491,475  $  190,915
                                =========   =========   =========

Obligations under capital leases are summarized below.

Year Ended March 31,              1995         1996         1997
                                  ----         ----         ----
Operating facility             $  696,830  $443,510
Production and office equipment   483,837   302,821    $201,699
                                ---------   -------     -------
                                1,180,667   746,331     201,699

Less - Current portion           (434,934) (559,860)   (147,574)
                                 ---------  -------     -------
                                $ 745,733  $186,471    $ 54,125
                                =========   =======     =======

Total depreciation expense on property under capital leases was approximately $294,800, $263,000 and $185,000 in 1995, 1996 and
1997, respectively.


NOTE 6 - INDEBTEDNESS

During 1996, the Company had a line of credit secured by general business assets of the Company allowing borrowings of up to $6,500,000. At March 31, 1996, borrowings on the line of credit aggregated $1,183,750 at approximately 7.4%. The maximum amount of borrowings on the line of credit outstanding during 1996 was $1,183,750.

During 1997, the Company increased this line of credit to $11,500,000. At March 31, 1997, borrowings on the line of credit aggregated $11,230,757 at approximately 9.25%. This line requires interest only payments through July 1998, at which time all outstanding principal is due. Consequently, borrowings on this line of credit outstanding as of March 31, 1997 are classified as long term. The maximum amount of borrowings on the line of credit outstanding during 1997 was $11,230,757.

In connection with the acquisition of Radionics, the Company borrowed $17,750,000, of which $3,400,000 is secured by certain real estate and matures in April 2006. The remaining $14,350,000 is secured by general business assets and matures in April 2003. At March 31, 1997 and 1996, the interest rate on these borrowings was approximately 7.4%.

Interest on the outstanding debt accrues based upon either the federal funds rate, the prime rate or LIBOR, each adjusted by a factor which varies based upon the rates of funded debt to earnings before interest, tax, depreciation and amortization.

                              F-11


Pursuant to the terms of the debt agreements for the obligations listed above, the Company has certain levels and covenants to maintain with respect to such items as working capital, funded debt and fixed charges. Failure to comply with these guidelines constitutes default and obligations become currently due. The Company is in compliance with all covenants and requirements under the terms of the borrowing agreements.

Annual maturities of the Company's long term debt for the next five years are approximately: 1998 - $953,600; 1999 -
$14,091,700; 2000 - $2,860,900; 2001 - $2,860,900; and 2002 -
$2,860,900.


NOTE 7 - DEFERRED COMPENSATION PLANS:

The Company's deferred compensation plan allows certain employees to defer the receipt of salary or bonuses which they may be entitled to receive. The compensation is normally payable at retirement, and is fully vested when deferred. For salaries or bonuses deferred, the employee elects, at the time of deferral, to be paid in either stock or cash plus interest which has accrued from the date of deferral.

Unissued common share equivalents are limited to 145,800 shares under provisions of the plan. As of March 31, 1995, 1996 and 1997, unissued common share equivalents of 89,636, 97,537 and 98,019 respectively, existed under the plan.

The Company's stock bonus plan provides for bonuses payable in stock to certain officers and key personnel if specified sales growth, pretax profit growth and earning per share goals are attained. The plan also provides that recipients may defer receipt of stock bonuses until retirement. The bonus is fully vested when deferred. Unissued common share equivalents existing under the plan were 227,610 in 1995, 252,390 in 1996 and 252,390 in 1997.

NOTE 8 - SHAREHOLDERS' EQUITY:

The following table presents the changes in shareholders' equity balances during the three years ended March 31, 1997.



                           Common stock      Treasury Stock    Capital in
                           ---------------  ----------------    excess of
                           Shares   Amount  Shares    Amount   par value
Balances, March 31,
   1994                 2,771,489 $138,574  80,727  $322,778  $6,724,970
                         ========  =======  ======   =======   =========
Distribution
 of stock bonuses                           (6,550)  (32,157)     16,643
Exercise of options and
 warrants                                  (69,184) (276,570)    (27,692)
Treasury stock purchases                     2,475    22,275
Common stock issued        21,000    1,050                       139,325
                         --------  -------  ------   -------   ---------

Balances, March 31,
   1995                 2,792,489 $139,624   7,468  $ 36,326  $6,853,246
                        =========  =======  ======   =======   =========
Distribution of stock
 bonuses                    2,400      120  (2,500)  (11,953)     22,690
Exercise of options
 and warrants               2,972      149  (7,029)  (20,313)      2,875
Treasury stock
 purchases                                   4,268     8,303
Common stock issued        13,500      675                        93,620
                         --------  -------  ------   -------   ---------
Balances, March 31,
   1996                 2,811,361 $140,568   2,207  $ 12,363  $6,972,431
                         ========  =======  ======   =======   =========

                              F-12

                          Common stock      Treasury Stock   Capital in
                        ---------------     --------------     excess of
                        Shares   Amount     Shares  Amount    par value

Distribution of stock
 bonuses                11,200      560                         84,140
Exercise of options
 and warrants           39,697    1,986    (7,679) (12,355)    172,127
Treasury stock                              9,609   52,545
purchases
Three-for-two stock
 split               1,482,449   74,122     1,786              (74,122)
Common stock issued    134,286    6,714                      2,232,091
Other                                                           62,250
                     ---------  -------    ------  -------   ---------
Balances, March 31,
  1997               4,478,993 $223,950     5,923 $ 52,553  $9,448,917
                      ========  =======    ======  =======   =========

   On December 17, 1996, the Company distributed a three-for-two stock split effected in the form of a stock dividend to shareholders of record on November 27, 1996. This distribution increased the number of shares outstanding by 1,482,449. The amount of $74,122 was transferred from capital in excess of par to common stock. All per share amounts in this report have been restated to reflect this stock split.

   In October 1996, the Company authorized a private placement offering for the sale of 114,286 shares from its authorized but unissued shares of common stock at a pre-split price of $17.50 per share. The Company received approximately $2,000,000 in cash from this transaction.

   In May 1995, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of its outstanding common stock for issuance in connection with incentive stock option and stock bonus plans. As of March 31, 1997, the Company had not repurchased any of its outstanding common stock pursuant to this plan.

   The Company has a fixed stock option plan whereby options for a total of 250,000 shares of the Company's common stock may be granted to key employees or non-employees of the Company by the Board of Directors. The exercise price of the options must equal or exceed the market value of the Company's common stock on the date of grant. Options are generally exercisable at a rate of 40% in the second year after grant, 60% in the third year after grant, 80% in the fourth year after grant and in full thereafter. Options expire up to ten years after the date of grant.

  Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under SFAS No. 123's fair value method. The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free interest rate based on the anticipated length of time until exercise ranging from 5.06% to 7.66%; expected life of 4 to 5 years;
and an expected volatility of 80%. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (generally 4 years).

   The Company's pro forma information follows:

Year ended March 31,                1995        1996        1997
                                  ------      ------      ------
Net earnings (loss)
  As reported                 $1,514,000 ($7,855,000) $3,725,000
  Pro forma                   $1,263,000 ($8,072,000) $3,439,000

Net earnings (loss) per
common and common equivalent share
  As reported                       $.35      ($1.83)       $.76
  Pro forma                         $.28      ($1.88)       $.70

                              F-13

This disclosure is not likely to be representative of the effects on reported net earning for future years, because options vest over four years and additional awards generally are made each year.

A summary of the status of the Company's stock option plan as of March 31, 1995, 1996 and 1997, and changes during the years ending on those dates, is presented below:

                      1995*             1996*             1997
                ----------------- ----------------- -----------------
                         Weighted          Weighted          Weighted
                         Average           Average           Average
                         Exercise          Exercise          Exercise
                Shares   Price    Shares   Price    Shares   Price
Outstanding at
beginning
of year         144,710  $2.92     227,690  $4.57   362,493 $ 4.45
Granted         184,500   4.64     171,825   4.17    50,100  14.54
Exercised       (95,676)  2.31     (15,002)  3.19   (48,198)  4.65
Forfeited        (5,844)  4.34     (22,020)  4.75   (25,875)  3.97
                -------            -------          -------
Outstanding at
end of year     227,690   4.57     362,493   4.45   338,520   5.95
                =======   ====     =======   ====   =======   ====

Options exercis-
able at year-
end              33,921   3.91      98,568   4.68   140,820   4.51
Weighted-
average
fair value of
options granted
during the year   $2.11              $1.75            $8.18

 *Amounts have been adjusted to reflect the three-for-two stock split during fiscal 1997.

      Options Outstanding                       Options Exercisable
 -------------------------------------------    --------------------
                       Weighted                             Weighted
 Range of     Number    average     Weighted       Number    average
 Exercise   Outstand  Remaining      average    Outstand-   Exercise
   Prices     ing at   Contrac-     Exercise       ing at      Price
      Per  March 31,  tual Life    Price Per    March 31,        Per
    Share       1997      Years        Share         1997      Share
 --------    -------       ----       ------      -------      -----
 $3  - $5    283,420        3.1       $ 4.43      139,270      $4.49
 $5  - $7      5,000        2.2       $ 5.52        1,550      $6.06
$10 - $14     29,625        4.5       $11.24
$19 - $23     20,475        4.8       $19.32
 --------    -------       ----       ------      -------      -----
 $3 - $23    338,520        3.3        $5.95      140,820      $4.51
 --------    -------       ----       ------      -------      -----

A summary of changes in outstanding warrants as of March 31, 1995, 1996 and 1997, and changes during the years ending on those dates is presented below:


                       1995*            1996*              1997
                 -----------------   --------------- -----------------
                          Weighted          Weighted          Weighted
                           Average           Average           Average
                          Exercise          Exercise          Exercise
                 Shares      Price   Shares    Price Shares      Price
                 ------    -------   ------  ------- ------    -------
Outstanding at
beginning
of year          16,200      $4.40    8,100    $4.40 23,100     $ 4.03
Granted                              15,000     3.83  1,500      13.50
Exercised        (8,100)     $4.40                   (8,100)      4.40
                 -------     -----   ------   ------ -------    ------
Outstanding at
end of year       8,100      $4.40   23,100    $4.03 16,500     $ 4.71
                  =====       ====   ======     ====  =====       ====

 * Amounts have been adjusted to reflect the three-for-two stock split during fiscal 1997.

                              F-14


NOTE 9 - INCOME TAXES:

The provision (benefit) for income taxes consists of the following.

Year Ended March 31,            1995         1996         1997
                             --------      -------     ---------

Federal
 Current                     $997,200     $594,400    $1,184,000
 Deferred                     (98,800)  (2,433,600)     (314,300)

State
 Current                      203,800      131,600       415,500
 Deferred                     (24,700)    (728,500)      (73,100)

Foreign
 Current                                                 103,300
 Deferred                                 (373,900)      209,600
                             ---------   ---------     ---------
                            $1,077,500 ($2,810,000)   $1,525,000
                             =========  ==========     =========

A reconciliation of the statutory federal income tax rate to the effective rate is as follows.

Year Ended March 31,            1995      1996      1997
                                ----      ----      ----
Statutory federal rate          34.0%    (34.0%)    34.0%
State taxes, net of federal
 benefit                         7.9      (3.6)      4.5
Write-off of intangibles                   6.4
Foreign tax rate differences               2.1      (8.1)
Change in valuation allowances             2.0        .8
Research and development
 credits                        (3.0)               (4.5)
Recapture of subsidiary excess
  losses                         6.5
Foreign sales corporation
  benefit                       (2.1)      (.5)      (.6)
benefit
Other                           (1.7)      1.2       2.9
                                ----      ----      ----
Effective income tax rate       41.6%    (26.4%)    29.0%
                                ====      ====      ====

                              F-15

Deferred tax assets (liabilities) are comprised of the following:

Year Ended March 31,                  1995        1996        1997
Book accruals not currently
 deductible for tax                 42,200   1,593,500   1,200,900
Deferred compensation              618,200     706,500     733,200
Inventory obsolescence reserve     164,100     141,600     467,500
Accrued payroll and related costs  119,000     780,300     965,200
State investment tax credit
 carryforwards                     310,900     303,600     303,600
Subsidiary net operating loss
 carryforwards                      48,300     741,000     399,800
Tax basis of intangibles in
excess of book                               2,688,300   2,796,400
Other                              134,000     345,000     161,100
                                 ---------   ---------   ---------
Total deferred tax assets        1,436,700   7,299,800   7,027,700
                                 ---------   ---------   ---------
Depreciation                      (951,300) (1,016,200)   (962,700)
Prepaid assets                     (34,900)   (100,000)    (61,500)
Other                              (25,000)    (66,000)   (121,700)
                                 ---------   ---------   ---------
Total deferred tax liabilities  (1,011,200) (1,182,200) (1,145,900)
                                 ---------   ---------   ---------
Deferred tax asset valuation
  reserve                         (359,200)   (579,500)   (703,400)
                                 ---------   ---------   ---------
Net deferred tax asset          $   66,300  $5,538,100  $5,178,400
                                 =========   =========   =========

Realization of the tax loss and credit carryforwards, which expire at various times between 2002 and 2011, is contingent on future taxable earnings. Valuation allowances have been recorded for these and other asset items which may not be realized.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. The amount of such earnings included in consolidated retained earnings at March 31, 1997 was approximately $1.8 million. These earnings have been substantially reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon.


NOTE 10 - GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

The Company currently operates in one industry segment. During 1995, the Company established a manufacturing and marketing subsidiary in Hong Kong and a marketing subsidiary in Australia. The Company also maintains a sales presence in Canada and Europe.

Net sales by the Company to unaffiliated customers outside the United States represents 11.3%, 21.0% and 15.7% of consolidated net sales for the years ended March 31, 1995, 1996 and 1997. Net
Sales by the Company's domestic operations to unaffiliated customers outside the United States represent 11.3%, 12.3% and 7.0% of the Company's consolidated net sales for the years ended March 31, 1995, 1996 and 1997, respectively.

The following table presents net sales, income (loss) before income taxes and identifiable assets of the Company's domestic and foreign operations. Net sales and income (loss) before income taxes of the Company's domestic operations include the impact of export sales. Inter-area sales are presented on a basis intended to reflect the market value of the products as nearly as possible. Identifiable assets are those assets of the Company that are identified with the operations in the respective geographic area.

                              F-16

Year Ended March 31,                1995         1996         1997
                                 ----------   ----------   ----------
Net sales
United States operations        $34,336,336  $38,234,057  $92,442,003
Foreign operations                             3,623,752    8,809,377
Inter-area                                     1,394,684   33,956,925
Eliminations                                  (1,394,684) (33,956,925)
                                 ----------   ----------   -----------
                                $34,336,336  $41,857,809 $101,251,380
                                 ==========   ==========  ===========
Income (loss) before income
taxes
United States operations         $2,591,989  ($8,917,291)  $3,631,097
Foreign operations                            (1,432,217)   2,191,278
Eliminations                                    (315,735)    (572,091)
                                 ----------   ----------  -----------
                                $ 2,591,989 ($10,665,243)  $5,250,284
                                 ==========   ==========  ===========
Identifiable assets
United States operations        $24,745,293  $40,830,577  $48,142,435
Foreign operations                             5,067,001   20,133,416
                                 ----------   ----------  -----------
                                $24,745,293  $45,897,578  $68,275,851
                                 ==========   ==========  ===========

During 1997 sales to the Company's three largest customers accounted for 10.7%, 10.6% and 6.0% of the Company's net sales, respectively. Accounts receivable from the Company's three largest customers represented 20.0%, 0.9% and 6.6% of the accounts receivable balances at March 31, 1997, respectively. During 1996, sales to the Company's two largest customers accounted for 13.8% and 9.7% of net sales, respectively. During 1995, sales to the Company's two largest customers accounted for 19.3% and 18.7% of net sales, respectively.


NOTE 11 - COMMITMENTS

The Company leases certain facilities pursuant to operating lease agreements. Operating lease expense for offices and other equipment was approximately $16,000 in 1995, $470,000 in 1996 and $1,208,000 in 1997. Future minimum rental payments under noncancelable operating lease agreements are as follows: 1998 -
$1,498,000; 1999 - $1,335,000 and 2000 - $379,000.


NOTE 12 - SUBSEQUENT EVENTS

On May 8, 1997, the Company announced its purchase of Digital Audio Limited, (DA Systems), from Numerex Corporation in exchange for 226,168 shares of the Company's common stock valued at $3.9 million. The shares are callable, at the Company's option, at $17 per share plus interest at 8.25% until June 30, 1998, and may be put by Numerex to the Company at that price after that date.

                              F-17







No dealer, salesperson or any other                      1,300,000 SHARES
person has been authorized to give any
information or to make any
representation not contained in this
Prospectus in connection with this
offering, and, if given or made, such                       [DSI LOGO]
information or representation must not
be relied upon as having been
authorized by the Company, the Selling
Shareholders or the Underwriters.  This
Prospectus does not constitute an offer                 DETECTION
to sell or a solicitation of an offer                 SYSTEMS, INC.
to buy any securities other than the
registered securities to which it
relates, or an offer to sell or
solicitation of an offer to buy such                 RADIONICS LOGO]
securities in any jurisdiction where,
or to any person to whom, it is
unlawful to make such an offer or
solicitation.  Neither the delivery of
this Prospectus nor any sale made
hereunder shall, under any                            COMMON STOCK
circumstances, create any implication
that there has been no change in the
affairs of the Company since the date
hereof or that the information
contained herein is correct as of any
time subsequent to the date hereof.
                                                       PROSPECTUS


            TABLE OF CONTENTS

                                    PAGE
Prospectus Summary                    3
Risk Factors                          7       RAYMOND JAMES & ASSOCIATES, INC.
Use of Proceeds                      11
Capitalization                       11            NEEDHAM & COMPANY, INC.
Price Range of Common Stock          12
Dividend Policy                      12
Selected Consolidated Financial Data 13                             , 1997
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                      14
Business                             18
Management                           29
Principal and Selling Shareholders   34
Description of Capital Stock         34
Underwriting                         36
Legal Matters                        37
Experts                              37
Available Information                37
Incorporation of Certain Documents
 by Reference                        38
Index to Consolidated Financial
  Statements                       F-1

                                       PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Company will pay all of the expenses incurred in connection with the offering described in this registration statement. Such expenses are estimated to be as follows:

    Securities and Exchange Commission registration fee  $8,551
    Nasdaq National Market listing fee                   17,500
    NASD fee                                              3,322
    Legal fees and expenses                              80,000
    Printing expenses                                   100,000
    Accounting fees and expenses                         25,000
    Miscellaneous                                        15,627
                                                       --------
               Total                                   $250,000
                                                       =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The New York Business Corporation Law (the "BCL") provides that if a derivative action is brought against a director or officer of a corporation, the corporation may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her, in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the corporation. In a nonderivative action or threatened action, the BCL provides that a corporation may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation.

    Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the bylaws of a corporation or, when authorized by such certificate of incorporation or bylaws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

    The above is a general summary of certain provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

    Article V, Section 2 of the Company's By-Laws contains provisions requiring indemnification by the Company of its directors and officers against certain liabilities and expenses which they may incur as directors and officers of the Company or of certain other entities in accordance with Sections 722-723 of the BCL.

    Section 726 of the BCL also contains provisions authorizing a corporation to obtain insurance on behalf of any director and officer against liabilities, whether or not the corporation would have the power to indemnify against such liabilities. The Company maintains insurance coverage under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts as defined in the policy, in their respective capacities as directors or officers.

ITEM 16.  EXHIBITS.

Exhibit
Number                 Exhibit                Location
--------      ----------------------------    ------------------------
1              Underwriting Agreement          To be filed by amendment

2(a)           Definitive Stock Purchase       Incorporated by reference
               Agreement, dated February 12,   as Exhibit 2 to the
               1996, for purchase of stock of  Company's Form 8K/A filed
               Radionics, Inc.                 April 29, 1996

2(b)           Asset Purchase Agreement, dated Incorporated by reference
               July 22, 1996, for the purchase to Exhibit 2(b) of the
               of the assets of Senses         Company's 1997 Annual
               International                   Report on Form 10-K

2(c)           Stock Purchase Agreement, dated Incorporated by reference
               May 7, 1997, for the purchase   to Exhibit 2-1 of the
               of the stock of Digital Audio   Company's Form-8K filed
               Limited                         May 21, 1997

2(d)           Stock Purchase Agreement, dated Filed herewith
               June 24, 1997, for the purchase
               of shares of Seriee SA

2(e)           Share Purchase Agreement, dated Filed herewith
               June 25, 1997, for the purchase
               of a portion of the stock of
               Radio-Active Systems.

2(f)           Share Purchase Agreement,       Filed herewith
               dated June 25, 1997, for the
               purchase of a portion of the
               stock of Radio-Active Systems.

4              Rights of Holders of common     Incorporated by reference
               stock - 1981 plan               to Exhibit 4 of the
                                               Company's 1993 Annual
                                               Report on Form 10-K

5              Opinion of Nixon, Hargrave,     To be filed by amendment
               Devans & Doyle LLP

10(a)          Non-employee director stock     Incorporated by reference
               option plan (warrant plan)      to Exhibit 10(a) of the
                                               Company's 1994 Annual
                                               Report on Form 10-K

                                   II-2

10(b)          Medical reimbursement plan      Incorporated by reference
                                               to Exhibit 10(b) of the
                                               Company's 1997 Annual
                                               Report on Form 10-K

10(c)          Employee stock purchase plan    Incorporated by reference
                                               to Exhibit 10 of the
                                               Company's 1994 Annual
                                               Report on Form 10-K

10(d)          Amended & Restated Credit       Filed herewith
               Facility Agreement dated June
               24, 1997 among Detection
               Systems, Inc., Radionics, Inc.
               and Fleet Bank, together with
               Amended and Restated Term Loan
               Note, Revolving Line Note and
               Mortgage Loan Note, each dated
               June 24, 1997


10(e)          Deferred Compensation Plan and  Incorporated by reference
               Deferred Bonus Plan, both       to Exhibit 10(e) of the
               amended January 1997            Company's 1997 Annual
                                               Report on Form 10-K

10(f)          1992 Restated Stock Option Plan Incorporated by reference
                                               to Exhibit 22 of the
                                               Company's 1995 Annual
                                               Report on Form 10-K

10(g)          Detection Systems, Inc.         Incorporated by reference
               Executive Bonus Plan            to Exhibit 10(g) of the
                                               Company's 1997 Annual
                                               Report on Form 10-K

10(h)          Executive employment contract   Incorporated by reference
               with Karl H. Kostusiak          to Exhibit 10(h) of the
                                               Company's 1996 Annual
                                               Report on Form 10-K

10(i)          Executive employment contract   Incorporated by reference
               with David B. Lederer           to Exhibit 10(i) of the
                                               Company's 1996 Annual
                                               Report on Form 10-K

10(j)          Executive employment contract   Incorporated by reference
               with Lawrence R. Tracy          to Exhibit 10 of the
                                               Company's 1995 Annual
                                               Report on Form 10-K.

10(k)          ECI Amended License and Mfg.    Incorporated by reference
               Agreement & Amendment No. 1     to Exhibit 10(k) of the
                                               Company's 1996 Annual
                                               Report on Form 10-K

                                  II-3


10(l)          Shareholders Agreements w/ ECI  Incorporated by reference
                                               to Exhibit 10 of the
                                               Company's 1994 Annual
                                               Report on Form 10-K

10(m)          Stock Purchase Agreements with  Incorporated by reference
               Karl H. Kostusiak and David B.  to Exhibit 10(n) of the
               Lederer                         Company's 1997 Annual
                                               Report on Form 10-K

10(n)          Joint Venture Agreement for     Incorporated by reference
               Establishment of D.S. First     to Exhibit 10(o) of the
               Systems (Beijing) Limited       Company's 1996 Annual
                                               Report on Form 10-K


10(o)          1997 Stock Option Plan          Filed herewith

10(p)          Lease for China Facility dated  To be filed by amendment
               _______, 1995

11             Statement re: Computation of    To be filed by amendment
               Per Share Earnings

23(a)          Consent of Nixon, Hargrave,     Included in Exhibit 5
               Devans & Doyle LLP

23(b)          Consent of Independent          Filed herewith
               Accountants

24             Power of Attorney               Reference is made to page
                                               II-6 hereof

ITEM 17.  UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (b)  The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on this 22nd day of July, 1997.

                                             DETECTION SYSTEMS, INC.


                                             By: /s/ Karl H. Kostusiak

                                                 Karl H.  Kostusiak, Chairman,
                                                 President, Chief Executive
                                                 Officer and Director

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

            Name                           Title                       Date

  /s/ Karl H. Kostusiak          Chairman, President, Chief      July 22, 1997
      Karl H. Kostusiak          Executive Officer and Director
                                 Officer and Director


  /s/Frank J. Ryan               Vice President (Principal       July 23, 1997
     Frank J. Ryan               Financial Officer and
                                 Principal Accounting Officer)


  /s/Donald R. Adair             Director                        July 23, 1997
     Donald R. Adair



  /s/Mortimer B. Fuller, III     Director                        July 23, 1997
     Mortimer B. Fuller, III

  /s/David B. Lederer            Director                        July 23, 1997
     David B. Lederer


  /s/Edward C. McIrvine          Director                        July 23, 1997
     Edward C. McIrvine

                                  POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints Karl H. Kostusiak and Frank J. Ryan, or either of them, his or her attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and any registration statement filed pursuant to Rule 462(b) of the Securities Act prepared in connection therewith, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the Common Stock under the Exchange Act, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitute or substitutes may do or cause to be done by virtue hereof.



            Name                           Title                       Date

  /s/ Karl H. Kostusiak          Chairman, President, Chief      July 22, 1997
      Karl H. Kostusiak          Executive Officer and Director
                                 Officer and Director


  /s/Frank J. Ryan               Vice President (Principal       July 23, 1997
     Frank J. Ryan               Financial Officer and
                                 Principal Accounting Officer)


  /s/Donald R. Adair             Director                        July 23, 1997
     Donald R. Adair



  /s/Mortimer B. Fuller, III     Director                        July 23, 1997
     Mortimer B. Fuller, III

  /s/David B. Lederer            Director                        July 23, 1997
     David B. Lederer


  /s/Edward C. McIrvine          Director                        July 23, 1997
     Edward C. McIrvine